UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549




                                 AMENDMENT NO. 6


                                       TO

                                   FORM 10-SB


                   GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  Pursuant  to
     Section 12(b) or (g) of the Securities Exchange Act of 1934



                               BANYAN CORPORATION
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)



             Oregon                                    84-1346327

- -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


          4740 Forge Rd., Bldg. 112, Colorado Springs, Colorado  80907
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:  (719)  531-5535
                               ---------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                           Common Stock, no par value
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                               Banyan Corporation
                                   Form 10-SB
                                TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         3

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                        16

Item  3.     Description  of  Property                                        19

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  19

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 20

Item  6.     Executive  Compensation                                          21

Item  7.     Certain Relationships and Related Transactions                   22

Item  8.     Description  of  Securities                                      23


PART  II

Item  1.     Market Price of and Dividends  on the Registrant's
             Common  Equity  and  Other Shareholder Matters                   26

Item  2.     Legal  Proceedings                                               26

Item  3.     Changes  in  and  Disagreements  with  Accountants               27

Item  4.     Recent  Sales  of  Unregistered  Securities                      27

Item  5.     Indemnification  of  Directors  and  Officers                    35


PART  F/S    Financial  Statements                                            36


PART  III

Item  1.     Index  to  Exhibits                                              68

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

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An investment in Banyan Corporation (the "Company") is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following:
(a) that the Company is a development stage company that has a limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART  I.
- -------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER  AMENDMENTS

     Banyan Corporation (the "Company") was organized under the laws of Oregon on June 13, 1978 under the name Omni-Tech International Corporation to acquire the exclusive licensing rights to an aluminum analyzing process and to an oil absorbent material made from wood fibers.

     The initial amount of authorized capital was $50,000 consisting of 5,000,000 shares of Common Stock, $0.01 par value. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.

     On August 25, 1981, the Company's Articles of Incorporation were restated. The purposes of the amendment were to: 1) add a specific purpose to the corporate charter (Article 3.1), 2) to establish a second class of capital stock consisting of 2,787,500 shares (Article 4), 3) to allow action by a majority of shareholders in writing without the need for a shareholders' meeting (Article
5), 4) to eliminate cumulative voting for the election of directors (Article 6) and 5) to allow the Board of Directors acting through the by-laws to change the number of directors (Article 7). A copy of the Company's restated Articles of Incorporation is attached hereto and is incorporated by reference. See Part III,
Item 1.


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



     On February 28, 1988, the Company's Articles of Incorporation were amended. The purpose of the amendment was: 1) to change the name of the corporation from Omni-Tech International Corporation to Interactive Data Vision, Inc. (Article
1), 2) to name a new director, Clyde Feyrer (Article III), and 3) to change the authorized capital stock to 50,000,000 shares of Class A common stock having no par value, 10,000,000 Class B common stock having no par value, and 10,000,000 shares of preferred stock having no par value. A copy of the Company's Articles of Amendment is attached hereto and is incorporated by reference. See Part III,
Item 1.

     On February 28, 1988, the Company acquired 100% of Interactive Data Vision, Inc., an Oregon company. Initially Interactive Data was a wholly-owned subsidiary, but was subsequently merged with the Company to create a single entity. Afterwards the Company changed its name to Interactive Data Vision, Inc. Daily operations were suspended in April 1991, at which time the Company became an inactive corporation.

     On October 27, 1995, after several years of inactivity, the Company acquired 100% of DoubleCase Corporation, a Kansas corporation, which became a wholly-owned subsidiary. DoubleCase designs, manufactures and markets personal computer accessory products, most notably for notebook computers and other portable electronic devices.

     On December 29, 1995, the Company's Articles of Incorporation were amended. The purpose of the amendment was: 1) to change the name of the corporation from Interactive Data Vision to Banyan Corporation (Article 1), 2) to create a Class B preferred stock by authorizing 500,000 shares of Class B Preferred, No Par value (Article 4.1), and 3) to specify specific legal powers of the Board of Directors (Article 4.2) A copy of the Company's Articles of Amendment is attached hereto and is incorporated by reference. See Part III, Item 1.


     After acquiring DoubleCase the Company changed its name to Banyan Corporation and filed a Form 15(c)211 with the National Association of Securities Dealers (NASD) to allow its Common Stock to trade on the OTC Bulletin Board stock exchange. The Company's Common Stock began trading on the OTC Bulleting Board in April 1996. The Company was delisted for non-compliance with the OTC Bulletin Board's reporting requirements in September of 1999, and since that time the Company's securities have been traded on the pink sheets under the trading symbol "BANY."


     On November 1, 1999, the Company entered into an asset purchase agreement to purchase the assets of Showcase Technologies, L.L.C. (a New York Limited Liability Corporation) from Alan Hillsberg. These assets comprised the product lines of TopListing/Designer Studio and Showcase carrying cases for notebook computers.

     The TopListing/Designer Studio assets and product line were placed into TopListing.com Corporation, a Colorado corporation which is a wholly owned subsidiary of the Company. Toplisting is a web site optimizing product that attempts to place customers' URL addresses on the world wide web in the first several pages of web search engine results. Designer Studio is the department within TopListing.com Corporation which designs web sites.

     The Showcase assets and product line, comprising of notebook computer carrying cases, were placed into DoubleCase Corporation, a Kansas corporation wholly owned by the Company.


     As part of the transaction, Mr. Hillsberg became the President of TopListing.com Corporation and of Doublecase Corporation. On May 5, 2000 Mr. Hillsberg resigned from his position as president and a director of Doublecase Corporation, in order to dedicate his full time to his position at TopListing.com, and Lawrence Stanley, the Company's president was elected as the new president of Doublecase Corporation. Mr. Hillsberg's resignation did not modify his employment agreement with the Company.



MATERIAL  CHANGES  IN  CONTROL  SINCE  INCEPTION  AND  RELATED  BUSINESS HISTORY

     On or about January 10, 1979, the Company, under its original name of Omni-Tech International Corporation, undertook an offering pursuant to Regulation A under the Securities Act of 1933, as amended, for 500,000 shares of Class A common stock. At the time of the offering the Company had 413,857 shares of Class A common stock issued and outstanding. Upon completion of the Regulation A offering, the Company had 913,857 shares of Class A common stock issued and outstanding.

     On or about August 18, 1981, the Company, under the name of Omni-Tech International Corporation, undertook an offering in reliance on the exemption from registration provided by Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 thereunder. The offering was for 787,500 shares of Class B common stock. At the time of the offering the Company had 2,817,023 shares of Class A common stock issued and outstanding. Pursuant to the Restated Articles of Incorporation of August 11, 1981, "Upon any transfer of this stock (Class B common stock) more than ten months after its issuance, the corporation shall convert (on a one for one basis) the stock transferred into Class A common stock and issue Class A common stock to the transferee." There is no Class B common stock issued or outstanding as of May 7, 1999. The Articles of Amendment dated February 29, 1988, modified the rights and preferences of the Class B common stock, as it is described later in this document, so that it no longer converts to Class A common stock.

     On or about February 25, 1988 the Company, under the name of Omni-Tech, entered into a Share Exchange Agreement dated February 25, 1988 ("Share Exchange I") with the shareholders of Interactive Data Vision, Inc., an Oregon corporation, and Coast Capital, Ltd. A copy of the Share Exchange I is attached hereto and is incorporated by reference. See Part III, Item 1. Pursuant to the Share Exchange I, the Company issued 8,141,712 shares of its Class A common stock in exchange for all the issued and outstanding common stock of Interactive Data Vision, Inc. According to the Share Exchange I, at the time of the share exchange 2,657,265 shares of the Company's Class A common stock were issued and outstanding. Upon completion of the share exchange, the Company had a total of 10,798,977 shares of Class A common stock issued and outstanding, and Interactive Data Vision Inc. became a wholly-owned subsidiary of the Company.

     Pursuant to the Articles of Amendment dated February 29, 1988, the Company changed its name to Interactive Data Vision, Inc., and its wholly owned subsidiary changed its name to IDV, Inc. Subsequently, on July 10, 1990, IDV, Inc. merged with and into the Company, then known as Interactive Data Vision, Inc.

     An additional 4,925,000 shares of the Company's Class A common stock were issued between the Share Exchange I and April 1991. Said shares were issued to raise working capital for the Company and were issued exempt from registration under Rule 504, Reg. D. Subsequent thereto, 400,000 shares were canceled by the Company, resulting in a total of 15,323,977 shares of the Company's Class A common stock issued and outstanding as of April 1991.

     On or about December 9, 1994, the Board of Director's approved a 1-for-10 reverse stock split resulting in the Company having 1,532,398 shares of Class A common stock issued and outstanding. Additionally, on February 15, 1995, the Board of Directors approved a further 1-for-2 reverse stock split and cancelled 210,000 shares of the Company's issued and outstanding Class A common stock, all of which resulted in an aggregate of 661,199 shares of the Company's Class A common stock being issued and outstanding at that time.

     Pursuant to a Share Exchange Agreement dated October 27, 1995 ("Share Exchange II"), the Company acquired all of the outstanding common stock of DoubleCase Corporation, a Kansas corporation, and also converted certain debt owed by DoubleCase Corporation and the Company, respectively, into Class A common stock of the Company and Class A preferred stock of the Company. A copy of the Share Exchange II is attached hereto and is incorporated by reference. See Part III, Item 1.

     Upon completion of the Share Exchange II and debt conversion described in the Share Exchange II, there were 4,825,384 shares of Class A Common stock and 187,190 shares of Class A Preferred stock issued and outstanding as of December 31, 1995.

     Between December 31, 1995 and August 22, 1996, the Company issued 2,250,000 shares of its Class A common stock. Said shares were issued on May 14, 1996, to raise working capital for the Company. These shares were subscribed to by a business development company and were issued exempt from registration under Rule 504, Reg. D.

     On August 23, 1996, the Company underwent a 1-for-2 reverse split of its Class A common stock. After the reverse split, there were 3,537,692 Class A common shares outstanding and 187,190 shares of Class A Preferred stock.



     Between August 24, 1996 and December 10, 1996, the Company issued 2,235,832 shares of its Class A common stock and retired 807,500 shares of its Class A common stock, all of which resulted in 4,966,024 shares of Class A common stock issued and outstanding as of December 10, 1996.

     During this period the Company issued the following shares of its Class A common stock: 57,000 shares as compensation for services rendered; 73,651 shares in exchange for company debt; 125,000 shares for the exercise of a previously granted option; 1,055,724 shares to meet certain contractual obligations made by the Company; 857,143 shares in exchange for preferred stock of another Company; and 67,314 shares to correct an accounting mistake when the Company was restructured.


     The 807,500 shares cancelled during this period were shares held by First Colonial Funds, Ltd. The shares were cancelled on November 5, 1996 after when First Colonial Funds, Ltd. defaulted on a promissory note which it had made to the Company.


     On December 10, 1996, the Company reversed split its common shares, issuing one share for every twenty shares previously outstanding. After the reverse split there were 246,669 shares outstanding after accounting for fractional rounding.

     On December 7, 1998, the Company issued a stock dividend of 200,000 shares of Anything Internet Corporation, an Internet e-commerce company it invested in, to its shareholders of record on November 3, 1998. As of May 7, 1999 the Company retained 800,027 shares of Anything Internet, or about 26% of Anything Internet's issued and outstanding shares.

     Between December 10, 1996 and March 31, 1999, the Company issued a net increase of 9,445,335 shares of its Class A common stock. There have been no splits or dividends of the Company's Class A common stock between December 10, 1996 and June 30, 1999. On June 30, 1999, there were 9,691,804 shares of the Company's Class A common stock and 187,190 shares of the Company's Class A Preferred stock issued and outstanding.


BUSINESS

     Banyan Corporation is a publicly traded holding company focused on investing in and building a network of operating subsidiaries engaged in designing, manufacturing and marketing products and services aimed at the personal computer market, the notebook computer segment in particular, and Internet e-commerce.

     The notebook computer market is currently the fastest growing segment of the personal computer industry - growing at an estimated rate of four times that of the desktop personal computer market. Banyan offers a series of products especially for the notebook computer market through its wholly-owned subsidiary, DoubleCase Corporation.


     DoubleCase is a U.S. supplier of hard-side protective carrying cases for notebook computers. Compared to the more frequently used soft-side, or "bag", type carrying case, the DoubleCase product line of hard-side protective carrying cases offers a level of protection that will protect even the most costly notebook computer or portable electronic device through most sudden impacts, drops and rough handling.


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


     Banyan's interest in Internet e-commerce is a natural complement to its personal computer products business interests. The largest segment of Internet sales are expected to be computer hardware, software and consumer electronics purchases.

     Currently, Banyan offers its products directly to consumers via the Internet through its DoubleCase Internet site, www.doublecase.com, as well as third party resellers such as Anything Internet Corporation, an Internet e-commerce company which Banyan also retains a 26% ownership in. For the three month period ending June 30, 1999, Ingram Micro, a distributor, accounted for 68% of the Company's sales.



DOUBLECASE  CORPORATION


     DoubleCase Corporation, a wholly-owned subsidiary of the Company, is involved in the design, manufacture and marketing of personal computer accessory products, most notably a line of hard-sided carrying cases for notebook computers and portable electronic devices.


     Notebook computers and portable electronic devices are often quite expensive and are typically extremely sensitive to impact and extreme temperatures. Through modern design and manufacturing techniques, DoubleCase has created a line of attractive, functional and affordable hard-sided protective carrying cases for notebook computers and other sensitive electronic devices. DoubleCase cases are built using four levels of protection: an outer shell, an air cushion barrier, an inner shell, and The Perfect Fit Protective Foam Interior System(tm).

     DoubleCase cases range in size from the NB-1000 Series, which carries a single notebook computer with no accessories or documents, all the way to the NB-5000 Series, which has storage room for the notebook computer, power supplies, extra batteries, and even a portable printer, as well as a folio for executive briefs and documents. DoubleCase cases are typically price competitive with other manufacturer's similarly configured and sized hard-sided and soft-sided offerings.

     Complementing its line of protective cases, DoubleCase also manufactures and markets a line of custom-fit "saddlebag" products which attach securely to the outside of the protective case to provide additional storage for less sensitive items and reduce the need to carry a briefcase in addition to the DoubleCase product. Various sized saddlebag products are available to fit DoubleCase's entire line of protective cases.

     In addition to cases for portable computers, DoubleCase also offers a line of hard-sided carrying cases that can be customized to protect a variety of other sensitive portable electronic devices, including digital cameras and

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external data storage  devices such as the Iomega  Zip(tm) and Jazz(tm)  Drives.
Markets for these devices are expanding rapidly, and DoubleCase seeks to take advantage of that growth by offering the same level of protection for these devices as it does for notebook computers.

     All DoubleCase products are manufactured and assembled in United States and carry a limited lifetime warranty. At the Company's facility in Colorado Springs, final assembly, warehousing, shipping and all marketing and administrative functions occur. The Company has its carrying cases blow molded by third party molders in the United States then shipped to Colorado Springs. At the Colorado Springs facility, the final assembly consists of assembling the interior of the case with components (foam, file folders, partition panels, lid stays) purchased from third party suppliers who make these items specifically for DoubleCase. A single case can be assembled, packaged, warehoused or shipped in 0.25 man hours.

     Additionally, DoubleCase is currently evaluating several options to expand its current product lines. These options include developing new products that fill niches in the notebook computer accessory market, acquiring new products and technologies from third party inventors, and acquiring other companies that complement DoubleCase's strategic business goals without losing its focus on the notebook computer market.


MARKETING  AND  SALES

     The Company, through its DoubleCase subsidiary, has targeted notebook computer users as its primary market. The notebook computer market is currently the fastest growing segment of the computer industry. According to BIS Strategic Decisions, Inc., a market research firm, sales of notebook computers are growing at about four times the rate of desktop computers. The market is extremely competitive and is dominated by well-known manufacturers such as IBM, Toshiba, NEC, Texas Instruments, and Apple. Intense competition has resulted in sharp price reductions by manufacturers and shorter periods of time for bringing new technologies to market. These are the same factors that put desktop computers into a large percentage of U.S. homes. Management believes notebook computers are gaining similar large-scale acceptance.

The Company is focusing its marketing efforts in the following areas:

     CONSUMER MARKET - DoubleCase is currently selling its products through the computer distributor Ingram Micro who in turn resells the products to dealers who in turn sell to the end user, or consumer. Additionally, DoubleCase maintains a world wide wed site (www.doublecase.com) which illustrates all of the DoubleCase's products and allows end-users to purchase DoubleCase products. Management has targeted several major U.S. computer retailers to offer DoubleCase products although none do so yet. Currently the consumer market, whether it be through "distribution/channel sales", company direct, or internet sales, accounts for approximately 60% of the Company's sales.

     GOVERNMENT/INSTITUTIONAL MARKET - DoubleCase is rapidly becoming a major supplier of protective carrying cases to various federal, state and local government agencies, as well as Fortune 500 companies. DoubleCase products are

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currently  listed by two  DoubleCase  government  resellers on the GSA Schedule, which streamlines the purchasing process by having DoubleCase products "pricing approved" so that the government agency does not have to acquire several bids before purchasing. DoubleCase products are also approved for government VISA authorization, which helps expedite government sales. This market segment currently accounts for approximately 30% of the company's sales.

     DISTRIBUTION/CHANNEL SALES - Channel Sales are the primary method used by manufacturers to get their products to market. The "channel" begins with the manufacturer and ultimately end with the consumer. Typically, the manufacturer will sell its product to a distributor which in turn sells the product to resellers, dealers and value added resellers (VARs) who then sell it to the end consumer. This method is preferred by most resellers, dealers and VARs because it eliminates their need to coordinate inventory purchases from hundreds, if not thousands, of individual manufacturers; in essence, the distributor is a "shopping mall" for most resellers, dealers and VARs. DoubleCase is working on increasing the number of distributors from one, Ingram Micro (NYSE: IM), to carry its products in order to expand its channel sales presence.


     ORIGINAL EQUIPMENT MANUFACTURERS (OEM's) - DoubleCase is just entering the realm of becoming an OEM supplier, allowing DoubleCase products to be sold as standard or optional equipment on new notebook computer purchases. In June 1998, Dell Computer (NASDAQ: DELL) selected DoubleCase at its provider of hard-sided protective carrying cases for its notebook computers. Under this non-exclusive agreement, DoubleCase cases are presently being offered as an option on new notebook purchases and are being sold under the DoubleCase brand; Dell is under no obligation to purchase DoubleCase products, now or in the future. To date, OEMs account for less that 5% of the Company's sales.


     INTERNET SALES - DoubleCase is targeting Internet e-commerce sales for future growth. Through its own site, www.doublecase.com, and others such as www.dell.com and www.anythingpc.com, DoubleCase is building a strong Internet retail presence. With the growing popularity of shopping from home or the office via the Internet, Internet storefronts such as these are expected to become a significant source of future revenues.



     INTERNATIONAL SALES - Although DoubleCase has concentrated its marketing efforts primarily on the United States, where nearly half of all notebook computers are purchased, it has also pursued opportunities to establish international sales. Currently, DoubleCase products are sold through international dealers in France, Canada and England. DoubleCase intends to continue pursuing growth opportunities in these markets. In 1998, international sales account for approximately 14.3% of the Company's sales.



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
COMPETITION



     Currently, the market for carrying cases for notebook computers and sensitive electronic equipment is dominated by soft-sided products. Management estimates that less than three percent (3%) of notebook computer owners purchase hard-sided carrying cases. This estimate includes owners who purchase standard briefcases in which to carry their notebook computers. Of the estimated less than 3%, management believes that approximately 10%, or less than about .3% of all notebook computer purchasers currently buy the present DoubleCase line of cases. Management believes DoubleCase products are in an advantageous position as one of the few existing manufacturers and marketers of hard-sided protective carrying cases.

The only direct competition DoubleCase has encountered to date for its hard-sided cases is from Samsonite, which offers only two models of its own hard-side carrying case, and Zero Haliburton, which does not market its products through normal retail channels and tends to have significantly higher suggested retail prices. Targus, a large provider of soft-side carrying cases as recently offered one of its soft side bags in a hard shell design. It is to soon to tell what acceptance this new Targus hard shell case will have in the market. What impact this will have on DoubleCase's marketing and sales efforts is unknown at this time. With little direct competition from hard-side case manufacturers to date, DoubleCase intends to focus its competitive efforts on emphasizing that the DoubleCase designs provide superior protection at affordable prices.


          The soft-side carrying case market is primarily dominated by two manufacturers: Targus and Kensington Microware.

          Targus designs and manufactures soft-sided carrying cases for notebook computers. Targus has recently introduced the "Hard Shell Universal Bag" which is a hard-shell design of the Targus soft-sided "Universal Bag". Their literature represents that it is not available in retail stores although it is offered for sale on their web site and also on the Dell computer web site. It is to soon to evaluate market acceptance of the "Hard Shell Universal Bag" although Targus is well established and is believed to have significant financial resources available for marketing.

          Kensington Microware is a wholly owned subsidiary of ACCO World, the large office supply company based in San Mateo, California, and manufactures a wide variety of computer accessory products, including a line of soft-sided cases for notebook computers.

          By targeting the soft-sided carrying case market, DoubleCase will be competing against well established companies that have significantly greater financial and personnel resources than the Company. Management will focus competitive efforts on emphasizing the superior protection offered by and affordability of the DoubleCase product line and continue furthering efforts to get DoubleCase products into the all appropriate retail markets.


ANYTHING  INTERNET  CORPORATION

     On August 19, 1998, the Company entered into a Share Exchange Agreement with Anything, Inc., subsequently renamed Anything Internet Corporation. Under the terms of the agreement, Anything Internet was re-capitalized with 200,000 shares of Banyan restricted Common Stock and granted stock options to purchase 300,000 shares of Banyan Common Stock at: 100,000 shares at $0.50 a share, expiring February 28, 1999 which were extended to expire on August 31, 1999; 100,000 shares at $1.00 a share expiring August 31, 1999; and 100,000 shares at

$2.00 a share, expiring August 31, 2000. In return for this equity issuance, the Company received 1,000,000 shares of Anything Internet Common Stock and, after a stock dividend to its shareholders, the Company now retains 800,027, or about 26%, of Anything Internet. In addition, Banyan appointed two members, Cameron Yost and J. Scott Sitra, to Anything Internet's Board of Directors.

     Anything Internet is an Internet e-commerce holding company focused on building a network of successful e-commerce operating companies, joint ventures, strategic alliances and partnerships.

     Currently Anything Internet operates through one wholly-owned subsidiary, AnythingPC Internet Corporation ("AnythingPC"). AnythingPC is a rapidly growing Internet based discount retailer of over 201,000 different computer hardware, software and peripheral products to end consumers and businesses. Through its Internet storefronts - www.anythingpc.com, www.anythingmac.com, and www.anythingunix.com - AnythingPC offers one-stop shopping to its customers 24 hours a day, seven days a week. In addition to its wide array of product offerings, AnythingPC's storefronts feature competitively priced "Hot Products", an easy-to-use graphical interface, a powerful search engine to locate any product desired, a unique "quote monkey" for pricing assistance on hard-to-find products, and a special "notify me" feature that automatically notifies customers when a backordered product arrives in stock and keeps the customer appraised of the estimated time of arrival.

     At the present time the Company views its relationship with Anything Internet as purely a strategic investment. Anything Internet does, however, sell the Company's products via its Internet storefronts, which are responsible for generating more than 10% of the Company's gross sales. More in depth information on Anything Internet may on be found through its own SEC filings.


RISK  FACTORS


LIMITED  OPERATING  HISTORY;  LACK  OF  PROFITABILITY.

     The Company was incorporated under the laws of the state of Oregon on June 13, 1978, but did not enter the computer accessory products business until October 1995 when it acquired 100% of DoubleCase Corporation. Since then the Company has not been able to generate enough revenue to show a profit, nor does it have any significant assets.

     The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of growth, which include, but are not limited to, limited access to capital, competing against companies with strong brand names and better capitalization, and hiring and retaining qualified personnel. To address these risks, the Company must, among other things, maintain and increase its customer base, maintain and develop relationships with suppliers and distributors, implement and successfully execute its business and marketing strategies, continue to develop and expand its product line, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

UNPREDICTABILITY  OF  FUTURE  OPERATING  RESULTS;  SEASONALITY.

     Sales within the computer industry are substantially affected by new product releases from manufacturers. Historically, such releases tend to maintain or increase overall sales revenues. Therefore, a lack of or delay in new product releases by manufacturers can negatively impact the Company's revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues. Sales and operating results generally depend on the volume of, timing of, and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition, and results of operations.

     The Company may experience seasonality in its business, reflecting seasonal fluctuations in the computer industry and traditional retail, government and corporate seasonal spending patterns and advertising expenditures. In particular, the computer industry typically experiences a slowdown during the summer months. Such seasonality may result in lower sales, unforeseen revenue shortfalls and cause quarterly fluctuations in the Company's operating results and could have a material adverse effect on the Company's business, operating results and financial condition.


NEGATIVE CASH FLOW/LIMITED CAPITAL/DEPENDENCE ON ANYTHING INTERNET STOCK SALES

     The  Company  has  had  since  inception   negative  cash  flows  from  its
operations. This negative cash flow position has been aggravated by limited capital from which to fund this negative cash flow. The Company plans to fund its future negative cash flow by sales of the Company's holdings in Anything Internet. In the event that such sales do not supply sufficient cash to maintain operations, the Company would be adversely affected.


DEPENDENCE  ON  A  SINGLE  PRODUCT  LINE.


     The Company currently sells a single line of hard-sided protective carrying cases through its wholly-owned subsidiary, DoubleCase Corporation. The Company's single product line means that the Company is solely dependent upon that single product line for production of revenues and payment of the Company's expenses. If the product line does not generate enough sales to produce a positive cash flow the Company will not have sufficient cash to pay its expenses or fund expansion efforts and the Company will have to raise capital through sales of its stock or assets. The Company attributes recent decreases in sales to reduced expenditures on advertising. If the Company is unable to increase spending on advertising sales may continue to decline.


COMPETITION.


     The market for notebook carrying cases is intensely competitive and dominated by soft-sided manufacturers such as Targus and Kensington Microware. In the event consumers and businesses start buying more hard-sided cases there are no assurances that Kensington or any other manufacturer may not develop their own line of hard-sided cases to compete against the DoubleCase brand. In fact, Targus has already developed its own line of hard sided carrying cases to compete with DoubleCase products. Additionally, some of these manufacturers have much better funding and stronger brands. Increased competition from these and other sources could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs, or seeking out additional strategic alliances or acquisitions, that may be less favorable to the Company than would otherwise be established or obtained. Examples of such pricing and marketing programs are rebate programs, progressive discounts for increased sales levels by distributors and resellers, cooperative advertising campaigns, and differentiating product lines so as to accommodate price cuts. Aggressive product price cuts or expending more on marketing and promotional efforts than previously budgeted could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


DEPENDENCE  ON  KEY  PERSONNEL;  NEED  FOR  ADDITIONAL  PERSONNEL.


     The  Company's  performance  is  substantially  dependent on the  continued
services and on the performance of its senior management and other key personnel, particularly its Chairman, President and Chief Executive Officer, Cameron B. Yost. The Company does not have an employment contract with Mr. Yost, nor does the Company maintain key person insurance on him. The Company's performance also depends on its ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The reason for this dependence upon key personnel is in large part due to the limited number of personnel employed by the Company. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.




     CONVICTION AND SUBSEQUENT RESIGNATION OF KEY PERSONNEL; APPOINTMENT OF NEW EXECUTIVE STAFF.


     The Company's former Chairman, President and Chief Executive Officer, Cameron Yost, was convicted on December 20, 1999 in the U.S. District Court for the Southern District of New York for three counts of mail fraud, one count of conspiracy, and one count of securities fraud in connection with the common stock of Banyan Corporation. Mr. Yost is awaiting a sentencing date. On May 5, 2000 Mr. Yost resigned from all of his corporate positions in order to attend to his personal affairs, and Lawrence Stanley was appointed as the Company's President and Chief Executive Officer.


     The Company believes that Mr. Stanley will be able to successfully implement the Company's business plans. However, Mr. Yost is the Company's founder and Mr. Yost's resignation and subsequent absence from the Company could have a material adverse effect on the Company's business, prospects, financial condition and results of operations by depriving the Company of Mr. Yost's leadership, insight, and knowledge.





TRADEMARKS  AND  PROPRIETARY  RIGHTS.

     The Company regards its service marks, trademarks, trade secrets and similar intellectual property as instrumental to its success, and relies on trademark and copyright law, trade secret protection, and confidentiality and/or licensing agreements with its employees, customers, strategic partners and others to protect its proprietary rights. Such proprietary rights include, but are not limited to, the DoubleCase trademark and the Perfect Fit Protective Foam Interior System trademark. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's service marks, trademarks, trade secrets and other intellectual property rights. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. A failure by the Company to protect its intellectual property in a meaningful manner could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Furthermore, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company may receive notice of claims of infringement of other parties' proprietary rights. There can be no assurance that such claims will not be asserted or prosecuted against the Company in the future or that any such assertion or prosecution will not materially adversely affect the Company's business, prospects, financial condition and results of operations. The defense of any such claims, whether such claims are with or without merit, could be time-consuming, result in costly litigation and diversion of management and technical personnel, cause product shipment delays, or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. In the event of a successful claim of product infringement against the Company and the failure or inability of the Company to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company's business, prospects, financial condition and results of operations would be materially adversely affected.

SALES  AND  OTHER  TAXES.

     The Company does not currently collect sales and other similar taxes in respect to shipments of goods into states other than Colorado. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on out of state companies, such as the Company, which engage in interstate commerce. In addition, any new operation in states outside of Colorado could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of merchandise could result in new liabilities for back taxes and have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

NO  CASH  DIVIDENDS  AND  NONE  ANTICIPATED.

     The Company anticipates using all future earnings to complete the marketing, development and expansion of its business, for operating capital, and for corporate development and expansion activities. The Company has not paid or declared any cash dividends, nor, by reason of its present stage of growth and anticipated financial requirements, does not anticipate paying any cash dividends in the foreseeable future. The future payment of cash dividends by the Company on its Common Stock, if any, rests within the sole discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, capital requirements and overall financial condition.

ANTI-TAKEOVER PROVISIONS.



     Certain provisions of the Company's Certificate of Incorporation and Bylaws may make a change in the control of the Company more difficult to effect, even if a change in control were in the shareholders' best interest. These provisions include the ability of the Board of Directors, without further shareholder approval, to issue Preferred Stock with all rights, powers and privileges of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any new shares of Preferred Stock. Furthermore, these same provisions of the Company's Certificate of Incorporation and Bylaws and the Oregon law under which they have been adopted could delay or make more difficult a merger, tender offer or proxy contest involving the Company.





PENNY  STOCK  RULES

     The SEC has adopted a set of rules that regulate broker-dealer securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information regarding transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer to deliver to the customer a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with other information. The penny stock rules require that prior to a transaction in a penny stock, the broker-dealer must determine in writing that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may reduce the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Investors in stocks subject to the penny stock rules may, as a direct result, find it more difficult to dispose of their shares of stock.

EMPLOYEES


     The Company believes its success depends to a significant extent on its ability to attract, motivate and retain highly skilled management and employees. To this end, the Company focuses on incentive programs such as employee stock options and competitive compensation and benefits packages for its employees to foster a corporate culture which is challenging and rewarding, yet fun. As of May 7, 1999, the Company, including its subsidiaries, had three full-time employees. Currently the only employee receiving health and dental benefits is Cameron B. Yost. The Company also employs, from time to time, a limited number of independent contractors and temporary employees on a periodic basis. None of the Company's employees are represented by a labor union and the Company considers its labor relations to be good.


Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

Fiscal  Year  1998  Ending  December  31,  1998

     Net sales for the fiscal year ending December 31, 1998 were $206,467, which marked a decline of 16.7% compared to net sales of $247,773 for the same period ending December 31, 1997. The reason for the decline was the Company's marketing budget was sharply reduced due to a lack of working capital and Management's decision to concentrate on cultivating long-term relationships with customers who will order product in large volume such as Ingram Micro and Dell Computer relationships. These efforts did not contribute materially to fiscal 1998 sales results. In the fiscal year 1998, sales to domestic customers represented 85.7% of total sales, and sales to foreign customers represented 14.3% of total sales. In fiscal 1997 domestic sales were 72.3% of total sales, with foreign sales totalling 27.7% of all sales.



     Gross profits for fiscal year 1998 were 66.6% compared to 53.1% for the same period a year ago. The increase in gross margins reflects the Company's ability to purchase materials at lower prices by improving negotiating practices.



     Selling, general and administrative expenses for fiscal year 1998 were $573,317, representing a decline of 13.7% over $667,941 for the same period a year earlier as a result of the Company's ongoing cost reduction programs. In order to preserve limited working capital the Company has aggressively reduced expenses wherever possible. The number of employees has been reduced to three, all unnecessary subscriptions, supplies, equipment and communications and other expenses have been minimized. Major elements of this cost reduction program include a reduction in professional expenses of $95,690 and labor and related expenses of $25,106. Offsetting these reductions were increases in 1998 expenses over 1997 for advertising of $29,443 and telephone and utilities expense of $11,009. Net decreases in other expenses were $14,280. The Company is not able to predict the results of this cost reduction program in future periods. Interest expense declined 56.6% in fiscal year 1998 to ($22,913) compared to ($52,843) for fiscal year 1997 as a result of several note holders converting their loans into Common Stock through a private placement offering. These conversions took place on January 23, 1998, as payment for rights that were exercised into common stock. $142,525 of notes and $16,900 of accounts payable were converted into common stock.



     Additionally, in fiscal year 1998 the Company acquired a minority interest in Anything Internet Corporation. For fiscal year 1998 the Company recorded $39,590 as its share of Anything's operating loss under the equity method of accounting for investments.



     The net loss for the year ending December 31, 1998, was $494,910 compared to a net loss of $589,163, for fiscal year 1997.

See Note 4 in the notes to the audited consolidated financial statements.

Three-Months  Ending  June  30,  1999 Compared to Three-Months Ending June 30,
1998

     Net sales for the three-months ended June 30, 1999, were $33,304, a decrease of 25.71% compared to $41,869 for the same period a year ago. The decrease in net sales was driven by reduced marketing budgets and a diversion of Management's attention by contributing significantly to the development and growth of Anything Internet.


     Gross profits for the three-months ended June 30, 1999, were $21,817, or 65.5% of sales, compared to $15,106 or 69.2% of sales, for the same period a year ago. The decrease in gross profit was due to a price increase on a key component in raw material by the one of the Company's vendors



     Selling, general and administrative (SG&A) expenses for the three-months ended June 30, 1999, were $121,612, an increase of 62% over $74,647 for the same period a year ago. The increase in SG&A expenses reflects the increase in accounting and legal expenses of $13,215 in order to comply with certain governmental regulations, increased advertising and marketing expenses of $19,781, and other expenses of $13,969.




     The net loss for the three-months ended June 30, 1999, was ($150,480), or ($0.02) a share, an increase of 133% over ($64,324), or ($0.01) a share, for the same period a year ago. The increase in net loss is attributable to costs associated with Anything Internet and a sharp increase in SG&A expenses.


     The Company does not believe that inflation has had a material adverse effect on sales or income. Increases in raw materials or other operating costs may adversely affect the Company's operations; however, the Company believes it will be able to maintain, or even improve, its present gross profit margins by monitoring and adjusting the prices of the products it sells to offset increases in costs of raw materials or other operating costs. Similarly, quarterly fluctuations in sales may be caused by the timing of large orders from one or more customers, the timing of shipments based on receipt of materials from vendors and the success of specific marketing programs.

     Based on its experience to date, the Company believes that its future operating results may be subject to quarterly variations based on a variety of factors, including seasonal buying patterns in the computer industry. Such effects may not be apparent in the Company's operating results during a period of expansion. However, the Company can make no assurances that its business can be significantly expanded under any circumstances.

Liquidity  and  Capital  Resources

     The Company's operations to date have focused on developing and marketing personal computer accessory products, building brand awareness, initiating government, corporate and consumer sales, and securing the necessary financing to fund the development, operations and expansion of its business.

     As of June 30, 1999, the Company had $16,838 cash on hand, accounts receivable of $68,371, and an investment in Anything Internet Corporation valued at $36,948.

     As of June 30, 1999, cash used by operating activities was $150,427. This was used to support ongoing operations.

     As of June 30, 1999, cash provided by financing activities totaled $152,856. This was entirely from the proceeds of equity issued for cash financing.




     The Company anticipates making significant investments in the future to support its overall growth and substantially expand its product offerings, including hiring a seasoned general sales manager that will create an anticipated increase in payroll expenses of about $75,000 annually. However, as indicated in the Company's most recent financial statements available herein, while operating activities provide some cash flow, the Company is currently cash flow negative. There can be no assurances that the Company's ongoing operations will begin to generate a positive cash flow or that unforeseen events may not require more working capital than the Company currently has at its disposal. At the current time, the Company intends to fund its capital requirements from a periodic sale of Anything Internet stock, or by using this stock as collateral for a working capital loan, until it is able to meet its needs from the cash flow generated by sales of products. As the Company is able to complete the funding of new cases and fund an ongoing marketing program, sales are expected to improve. The new cases will also have lower manufacturing costs, thus gross profit is expected to increase at a faster rate. With the exception of new product development and the ongoing marketing program, all other expenses will be carefully controlled. If the Company's plans are successful, cash flow should improve and replace the need to sell shares of Anything Internet to meet operational requirements. If the Company's plans are not successful, or cash flow worsens, and if the Company is unable to raise enough funds to meet its fiscal requirements through the sale of shares of Anything Internet then it will need to offset any losses or negative cashflows by selling its own preferred or common stock or debentures. The Company's inability to consummate such sales would have a material adverse effect on the business and operations of the Company.

Item  3.  DESCRIPTION  OF  PROPERTY


     The Company, and its wholly-owned subsidiary DoubleCase Corporation, share combined headquarters in Colorado Springs, Colorado at 4740 Forge Rd., Bldg. 112 in a 2,760 square foot office/warehouse space. The Company previously occupied this space on a two year lease whereby it paid $1,138 per month. The lease expired, and the Company has negotiated a new one year lease on the location with a one year extension at a monthly rental rate of $1,244 per month. lease has not yet been executed, and in the interrim period the Company has been paying $1,244 per month on a month to month tenancy basis for the space.

     Additionally, the Company's whooly owned subsidiary TopListing.com Corporation rents approximately 1,170 square feet of space at 33 E. Merrisck Rd. in Valley Stream, New York. The lease for this space is $1,500 per month from November 1999 through October, 2000, and has two renewal periods of two years each with the rental price going up $100 each year of each renewal period.



Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of May 7, 1999, by (i) each Director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.



                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------

Cameron B. Yost (2)

   4740 Forge Rd., Bldg. 112
   Colorado Springs, CO  80907          1,227,154        12.7%
Lloyd Parrish, Jr.
   4740 Forge Rd., Bldg. 112
   Colorado Springs, CO  80907          1,055,837        10.9%
Lawarance Stanley
   4740 Forge Rd., Bldg. 112
   Colorado Springs, CO  80907             44,020         0.5%
All current directors and executive
 officers as a group (3 persons)        2,327,011        24.1%

Five Percent Shareholders
- -------------------------
Ann L. Gee (3)
   110 S. Main Street, #510
   Wichita, KS  67202                     581,932         6.0%
- --------------------------------      -----------    ---------

(1) Percentage of ownership is based on 9,691,804 shares of Common Stock issued and outstanding as of June 30, 1999.
(2) Includes a vested stock option to purchase 11,154 at an aggregate price of $0.05 a share.

(3) Ann L. Gee is Lloyd K. Parrish Jr.'s sister. Mr.Parrish is a Director.


Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS


     The directors, executive officers promoters and control persons of the Company, their ages as of June 30, 2000, and their positions with the Company are as follows:


Name                  Age                Position
-----                 ---                ---------

Cameron B. Yost        46  Former Chairman, President, Chief Executive (1)
                           Officer and Director -- Resigned From All Positions

Lloyd K. Parrish Jr.   61  Director

Lawarance Stanley      51  Chairman, President, Chief Executive
                           Officer and Director (1)

Jeffrey M. Rhodes      35  Director
Alan Hillsberg         43  President, TopListing.com Corporation



(1) Effective May 5, 2000, Mr. Yost resigned from all of his positions with the Company and My. Stanley was appointed to fill all of those positions.




     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company. There is no family relationship between any Director or Executive Officer of the Company.

CAMERON B. YOST, Chairman, President, Chief Executive Officer and Director, Mr. Yost is the founder of DoubleCase Corporation, a wholly-owned subsidiary of Banyan. He founded DoubleCase in 1991 and served as President before joining Banyan in 1995 when the two companies merged together. Prior to joining Banyan and DoubleCase, from 1984 to 1988 Mr. Yost was President of BYCO, Ltd., a manufacturer of evaporative cooler products located in Greeley, Colorado. In 1988 and until he founded DoubleCase in 1991, Mr. Yost participated in forming Vornado Air Circulation Systems, Inc., a start-up venture located in Wichita,
Kansas as a Co-Founder and Vice President. Mr. Yost is a graduate of Western State College in Gunnison, Colorado. Mr. Yost also serves as a director at Anything Internet Corporation. Mr. Yost is was recently convicted in the U.S. District Court for the Southern District of New York for conspiracy to commit securities fraud, mail fraud and commercial bribery in connection with the common stock of Banyan Corporation.

LLOYD K. PARRISH JR., Director, has held his position since 1995 and is concurrently a director at DoubleCase Corporation. Mr. Parrish has an extensive background in business development and operations. Since 1996 he has held the position of President at Parrish Corporation, oil & gas property operation and management firm. He has owned Parrish Oil Company, oil and gas production in Kansas, Oklahoma and Nebraska since 1972. In 1996 he served as the National President to the Society of Independent Professional Earth Scientists. And since 1998 he has helped manage and is a part owner of Sandhill LLC, a natural gas gathering, purchasing and marketing corporation.

LAWARANCE STANLEY, Secretary and Director. Mr. Stanley has held his positions with the Company since 1998. Mr. Stanley has been the owner of Stanley Accounting Services, an independent accounting business since 1992, and owns half of The P3 Group, which has provided management training to companies of all sizes since 1997. Prior to starting these businesses, he was President of Kaman Instrumentation Corporation, a subsidiary of Kaman Corporation, and Controller of a division of Bendix Corporation.


     JEFFREY M. RHODES, Director. Mr. Rhodes became a director of the Company on May 5, 2000. From 1996 to the present Mr. Rhodes has served as the Chief Technical Officer of Platte Canyon Multimedia Software Corporation of Colorado Springs, Colorado. Prior to that, from 1992 to 1996 Mr. Rhodes was employed as the Technical Lead/Multimedia Developer, and then the Director of Multimedia Software for Titan Information Systems Corporation, also of Colorado Springs, Colorado. From 1987 to 1992 Mr. Rhodes was employed by the United States Air
Force as the Chief of the Engineering & Operations Branch in the Communications-Computer Systems Division. Mr. Rhodes received a B.S. in Electrical Engineering from the United States Air Force Academy in 1987, a Diploma of Science in Economics from the London School of Economics in 1988, and a Master of Science in Economics from the London School of Economics in 1989.

     ALAN HILLSBERG, President Toplisting.com Corporation. Mr. Hillsberg has worked at Toplisting.com Corporation since November, 1999, when the assets of Showcase Technologies, LLC, a company which Mr. Hillsberg had owned and managed since May 1995, were purchased by the Company. From January, 1994 to February, 1995 Mr. Hillsberg worked in sales at Protective Technologies, Inc. of Yonkers, New York, and prior to that he worked at Showcase Packaging, Inc. of Howard Beach, New York from 1981 to 1994. Mr. Hillsberg received his B.A. from Brooklyn College in June of 1974.

     The Company currently has only one employment agreement with officers and management personnel. The Company has an employment agreement with Mr. Hilsdale as president of TopListing.com Corporation, incorporated hereto be reference to
Exhibit 10.2 from the Company's current Form 8-K filed on January 10, 2000. The term of this agreement is from November, 1999 to November, 2001. Under the terms of this agreement Mr. Hilsdale is compensated at the rate of $116,000 per year, 10% of the Company's net pre-tax profit, payable 45 days after the close of each calendar quarter for the term of the Agreement, 20% of Double Case Corporation's net pre-tax profit, payable 45 days after the close of each calendar quarter for the term of the Agreement, and options to purchase 235,000 shares of common stock of the Company at $0.1187 per share (95% of market value October 26, 1999).



Item  6.  EXECUTIVE  COMPENSATION


     The following table sets forth the compensation paid during the fiscal year ended December 31, 1998, to the Company's Chief Executive Officer and each of the Company's officers and directors. No other person received compensation equal to or exceeding $100,000 in fiscal 1999 and no bonuses were awarded during fiscal 1999.




                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#)         ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------



Cameron Yost
  (the Company's prior
   President,  CEO and
   Director)                 1999     109,000                                                              $49,400(2)
                             1998      90,400                            14,000
                             1997      86,000                        (1) 66,000
                             1996      74,000

Lloyd Parrish, Jr.
  Director                   1999
                             1998
                             1997
                             1996


Lawrence Stanley
  Secretary
  and Director               1999      6,000
                             1998
                             1997
                             1996

Alan Hillsberg
  President,
  TopListing.com Corp.       1999     19,333                            235,000(3)
                             1998
                             1997
                             1996







(1) For accrued Board of Directors' fees. $6,000 annually between 1991 and 1997 for DoubleCase Corporation aggregating $42,000 and $8,000 annually between 1995 and 1997 for Banyan Corporation aggregating $24,000.

(2) Includes $49,400 in deferred compensation for previous years and spent on Mr. Yost's unsuccessful legal defense to Roger Fidler, Esq. and Robert Simels, Esq.

(3) The options on the 235,000 shares were issued at a 'strike price' of $0.1187 per share (95% of market value October 26, 1999) pursuant to the employment agreement with Mr. Hillsdale.




     In addition, the Company has adopted an incentive stock option plan for its officers, directors and salaried employees. The plan is administered by the Board of Directors. The options are exercisable for a period of 10 years, except in the case of any option holders owning 10% or more of the Company's outstanding Common Stock, in which case the exercise period is five years. The exercise price for options granted pursuant to the plan is 95% of the closing market price of the Common Stock on the date the option is granted, or if no market exists, then as determined by the Board of Directors. An Aggregate of 105,345 shares are reserved for issuance under the plan. As of June 30, 1999, options to purchase an aggregate of 11,154 shares of Common Stock, at an exercise price of $0.05 per share, had been granted to Cameron Yost. The following table summarizes the current options issued and outstanding.



                                                   Number of
                                                  Securities        Value of
                                                  Underlying       Unexercised
                                                  Unexercised     In-the-Money
                                                 Options/SARs     Options/SARs
                 Shares                          at FY-end (#)    at FY-end ($)
              Acquired on
                Exercise                         Exercisable/     Exercisable/
Name              (#)       Value Realized ($)   Unexercisable    Unexercisable
- ----          -----------     --------------    --------------    -------------


Cameron Yost
  President,
  CEO and
  Director             -0-                 -0-           11,154  $      8,365.50



Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

CERTAIN  BUSINESS  RELATIONSHIPS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

INDEBTEDNESS  OF  MANAGEMENT


     DoubleCase Corporation is indebted to Mr. Parrish in the amount of $66,589. This obligation is represented by a promissory note, bears interest at the rate of 10% per annum and is secured by the DoubleCase's furniture, equipment, inventory and accounts receivable. The note was originally due and payable on April 1, 2000, but Mr. Parrish has extended the due date to April 1, 2001. DoubleCase used the proceeds of this note for working capital shortfalls.


     As of May 7, 1999, DoubleCase was indebted to Mr. Yost in the amount of $21,155 for accrued and unpaid salary.


     As of March 31, 1999, DoubleCase was indebted to one stockholder for an aggregate amount of $38,647. These obligations bear interest at rates ranging from 6% to 12% per annum and are not secured by assets of the Company, and was originally due on April 1, 2000, however the stockholder extended the due date to April 1, 2001.



Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 70,500,000 shares, no par value, of which 50,000,000 shares are Class A Common Stock, 10,000,000 shares are Class B Common Stock, 10,000,000 are Class A Preferred Stock, and 500,000 are Class B Preferred Stock. As of June 30, 1999, there were 9,691,804 shares of Class A Common Stock and no shares of Class B Common Stock issued and outstanding. There were 187,190 shares of Class A Preferred Stock and no shares of Class B Preferred Stock issued and outstanding. CLASS A COMMON STOCK

     The Company's Articles of Incorporation, as amended, authorize the issuance of up to 50,000,000 shares of Class A Common Stock, no par value. Each holder of record of Class A Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Class A Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Class A Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Class A Common Stock are, and all unissued shares of Class A Common Stock when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of Class A Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

CLASS  B  COMMON  STOCK

     The Company's Articles of Incorporation, as amended, authorize the issuance of up to 10,000,000 shares of Class B Common Stock, no par value. Each holder of record of Class B Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Class B Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Class B Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Class B Common Stock are, and all unissued shares of Class B Common Stock when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of Class B Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

CLASS  A  PREFERRED  STOCK

     The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Class A Preferred Stock, no par value per share. The Board of Directors may divide the Preferred Stock into classes and to fix and determine the relative rights and preferences of the shares of any such class in respect to, among other things, (a) the number of shares to constitute such series and the distinctive designations thereof; (b) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (c) whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (d) the liquidation preferences payable on the shares in the event of involuntary or voluntary liquidation; (e) sinking fund or other provisions, if any, for redemption or purchase of the shares; (f) the terms and conditions by which the shares may be converted, if the shares of any series are issued with the privilege of conversion; (g) voting rights, if any and (h) any other relative rights and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares in any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any future series shall be subject.

     The Class A Preferred  Stock has  identical  voting rights to the Company's
Common  Stock.  The  Company  has the  right  to  redeem  each  share of Class A
Preferred Stock, upon not less than 60 days prior written notice, at a redemption price of $2.75 per share. Each share of Class A Preferred Stock is convertible into one share of Class A Common Stock at any time prior to redemption upon notice to the Company. Upon dissolution, liquidation and winding up of the Company, holders of Class A Preferred Shares shall be entitled to receive, out of the net assets of the Company, the amount of $2.75 per share, and upon receiving that amount, shall not be entitled to participate further in any remaining assets of the Company. Holders of Class A Preferred Shares have no preemptive or other rights to purchase any other securities issued by the Company. As of June 30, 1999 the Company had 187,000 shares of Class A Preferred Stock issued and outstanding; no other classes of Preferred Stock are currently issued or outstanding.

CLASS  B  PREFERRED  STOCK

     A total of 500,000 shares have been designated as Class B Preferred Stock, and no other rights or preferences have yet been designated. There are no shares of Class B Preferred Stock issued or outstanding as of the date of this filing and management has no plan to issue any Class B Preferred Stock in the foreseeable future.


ANTI-TAKEOVER PROVISIONS

     Article 4.2 of the Amended Articles of Amendment, filed with the Oregon Secretary of State on December 29, 1995, empowers the Board of Directors to prescribe the classes, number of each class, voting powers, designations, preferences, limitations, restrictions and relative rights of each class without obtaining prior shareholder approval. In theory, the Company could issue a series of Preferred Stock with privileges that could effectively prevent a takeover of the Company, even if such a takeover were in the best interest of the Company's shareholders, by placing large amounts of convertible preferred stock in the possession of persons or entities other than the person or entity seeking to effect a hostile takeover.


DIVIDEND  POLICY

     Holders of Common Stock are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

TRANSFER  AGENT

     The Company has engaged OTR/California Stock Transfer and Registrar to act as its transfer agent for its Common Stock. The Company acts as transfer agent for all of its other securities.

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL

     The financial statements of the Company at December 31, 1998, included in this Disclosure Statement, have been audited by Ronald R. Chadwick, P.C. as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in giving said reports.

PART  II
- -------

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock


     The Company's Common Stock is quoted on the pink sheets under the symbol "BANY." The following table sets forth the high and low bid prices as reported by the National Association of Securities Dealers (NASD) for the periods ending March 31, 2000 and prior. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions. As of July 27, 1999 there were exactly 400 shareholders of Common Stock and 18 shareholders of the non-trading Preferred Class 'A' Stock.





                           High              Low
                          -----              ----

2000
-----

First Quarter              $0.40            $0.07


1999
-----
Fourth Quarter              0.62             0.06
Third Quarter               1.50             0.12
Second Quarter              1.06             0.62
First Quarter               1.50             0.57


1998
-----
Fourth Quarter              0.92             0.35
Third Quarter               0.56             0.22
Second Quarter              0.40             0.16
First Quarter               0.35             0.14




Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.


Item  2.  LEGAL  PROCEEDINGS

     The Company has the following pending or threatened litigation:

Paine Webber, Inc. v. Banyan Corp, Case no. CV 99 - 1476 HA in the United States District Court for the District of Oregon. This is a case brought against the Company for cancelling shares of stock which Paine Webber subsequently sold. The Company is and plans to continue to contest this case vigorously. To date the Company has filed an answer, and has filed a motion for dismissal or alternatively to lower the amount of the claim allowed. The shares were cancelled pursuant to what the Company believes to be a valid court order, and therefore the Company believes that it has a substantial chance of winning this case upon its merits. The Company believes that the maximum financial exposure it has is $412,280.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     On February 18, 1999, the Company engaged Ronald R. Chadwick, Certified Public Accountants as its public accountants to handle all aspects of its SEC reporting requirements.


     Prior to engaging Mr. Chadwick, the Company used J. Paul Kenote, CPA, P.C. as its independent public accountants. J. Paul Kenote resigned as the Company's auditor when it discontinued conducting SEC audits altogether in January 1999 to focus solely on performing IRS tax work. The Company had no disagreements with
J. Paul Kenote at the time of their resignation, and there were no adverse opinions issued about the Company.



Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES



     On May 17, 1996, the Company issued 2,250,000 shares of its common stock to a Business Development Company for consideration of a $1,000,000 promissory note. Each share of common stock was valued at $0.46178. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. Subsequently, only $75,000 was received and the balance of the unpaid shares were returned and canceled.


     On September 5, 1996, the Company issued 2,000 shares of its common stock to an employee of DoubleCase Corporation as a bonus. The then market price for the Company's common stock was $5.75 a share. This transaction was valued at $11,500, and was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.


     On the same date the Company was obligated to issue 1,037,500 of its common stock to the Business Development Company which purchased shares on May 17, 1996, to reestablish it to "pre-split" total shares. The Company received no consideration for the issuance of these shares. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.

     Also on September 5, 1996, the Company exchanged 857,143 shares of its common stock for 109,689 preferred shares of Colonial Funds Ltd. This share exchange transaction was valued at $142,898. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends. Subsequently, this transaction was reversed and all shares were returned to the original issuers.

     On the same date the Company was obligated to issue 10,097 shares of its common stock to a shareholder who had acquired shares in the Company when it was named Interactive Data Vision. As a result in a change of transfer agents in the early 1990's, this shareholder's record was lost by the transfer agent although his ownership was authenticated. The Company received no consideration for the issuance of these shares. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.

     Additionally, on September 5, 1996, the Company issued 57,217 shares of its common stock, distributed pro rata, to the original DoubleCase shareholders who exchanged their DoubleCase shares for shares in the Company in October, 1995. This was a result of the above referenced Interactive Data Vision shareholder who produced an authentic share certificate which was not represented on the Company stock ledger at the time of the exchange. The share exchange ratio required the Company to then issue the above referenced shares to the original DoubleCase shareholders. The Company received no consideration for the issuance of these shares. This issuance was a transaction exempt from registration under
Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.

     On September 5, 1996, the Company entered into a contract for services from an investor relations company. The Company issued 45,000 shares of its common stock for said services valued at $6,250. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.

     On September 26, 1996, the Company issued 73,651 shares of its common stock to pre-takeover Interactive Data Vision Shareholders in exchange for debt totaling $202,540. These shares were issued and priced pursuant to the Share Exchange Agreement between DoubleCase Corporation and Interactive Data Vision
(IDV) of October 27, 1995, for the conversion of IDV debt to equity. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.

     On November 5, 1996, the Company retired and cancelled 807,500 shares of its common stock. Said shares were issued on May 17 and September 5, 1996, to a Business Development Company who failed to pay the remaining principal balance of their promissory note. These shares that were retired were valued at $925,000


     On November 15, 1996, the Company issued 125,000 shares of its common stock to a consultant who exercised his option to purchases said shares for $0.10 per share, for a total consideration of $12,500. The Option was granted the consultant for management consulting services rendered. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.


     On December 5, 1996, the Company was obligated to issue, pursuant to an Agreement entered into on September 5, 1996, with an investor relations company, 10,000 shares of its common stock. Although the Company received no monetary consideration for the transaction, the market value of the Company's common stock on December 5, 1996 was $0.16 per share. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.


     On December 6, 1996, the Company was obligated to issue 18,224 shares of common stock to the Business Development Company under the Subscription Agreement of May 17, 1996. The price per share was established on May 17, 1996, so the Company did not receive any additional consideration when the shares were issued. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.



     On November, 1996, the Company offered, to shareholders of record as of December 9, 1996 (the Rights Record Date), Rights to purchase additional shares of Class A Common Stock for each share held as of the Rights Record Date, at a price of $0.01 per Right. Each holder of Class A Common Stock as of the Rights Record Date was entitled to subscribe for one Series A Right and One Series B Right for each share of Class A Common Stock held as of the Rights Record Date. Rights were subscribed for and exercised only in pairs of one Series A Right and one Series B Right for each share of Class A Common Stock held as of the Rights Record Date. Each Right entitled the holder to purchase one share of Class A Common Stock at an exercise price of $0.125 per share. Each Series A Right could be exercised to purchase one share of Class A Common Stock issued without a restrictive legend. Each Series B Right could be exercised to purchase one share of Class A Common Stock which was non-transferable for a period of two years after issuance. The Rights were exercisable in a series of cumulating portions commencing January 27, 1997 and continuing through January 23, 1998, unless called for earlier redemption by the Company. The Rights were not subject to adjustment in either the exercise price or the number of shares for which they were exercised as a result of the 1-for-20 reverse stock split adopted by the Company as of December 10, 1996. The Rights were offered on a "best efforts" basis by the Company through its officers and directors. The Rights Offering closed on January 24, 1997, with a total of 2,449,609 Rights Pairs subscribed and issued. Throughout the course of 1997 a total of 1,378,120 shares were issued in cumulating portions for net consideration of $134,803. The Rights and securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D as a transaction not involving a public offering.

On January 23, 1998, the Company issued 2,632,802 shares of its common stock to Rightsholders who subscribed to the last opportunity to exercise their Rights obtained from the Rights Offering of November 15, 1996. The Company received net consideration of $220,805, of which $142,525 was debt conversion and $16,900 was from conversion of accounts payable. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.







     Also on December 12, 1996, the Company escrowed 800,000 shares of its common stock to the name of First National Bank as escrow agent for a proposed private placement offering exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. The private placement offering did not occur and said shares were returned to the Company from escrow and were cancelled and retired on November 26, 1997.


     On February 3, 1997, the Company issued 10,000 shares of its common stock to a public and investor relations company as retainer for service to be rendered. Said shares were valued at $0.20 per share, for a total consideration of $2,000. This issuance was a transaction exempt from registration under
Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.

     On February 10, 1997, the Company issued 2 shares of its common stock to the Depository Trust Company resulting from balance differences arising from fractional rounding of shares during the reverse split December 10, 1996. The Company received no consideration for these shares. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.

     On February 10, 1997, the Company issued 1,100,000 shares of its common stock to a Business Development Company for a promissory note of $330,000. Subsequently, the Company received consideration on this note totaling $60,000. With the note in default and deemed uncollectable the Company attempted to recover the shares issued but was unsuccessful. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.


     On June 16, 1997, the Company issued 100,000 shares of its common stock for entering into an agreement with a public and investor relations company as a fee for service to be rendered. Said shares were valued at $0.15625 per share, for a total consideration of $15,625. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering.

     On June 30, 1997, the Company issued 95,500 shares of its common stock to two non-affiliated individuals who had performed services or loaned the Company funds. The cumulative value of said shares was $0.19335 per share, for a total consideration of $18,465. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.

     Also on June 30, 1997, the Company issued 50,000 shares of its common stock as severance pay to an employee. The shares were valued at $0.20, for a total considoration of $10,000. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.

     On July 1, 1997, the Company issued a cumulative total of 694,736 shares of its common stock pro rated among the members of the Board of Director of Banyan Corporation and its wholly owned subsidiary, DoubleCase Corporation, for their services rendered to date. Said shares were valued at $0.267 per share, for a total consideration of $185,500. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.


     On August 26, 1997, the Company issued 495,000 shares of its common stock on a promissory note totaling $75,000 to an unaffiliated investor. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D. No consideration was ever received on the note and the shares were subsequently recovered by the Company, cancelled and retired on November 17, 1997.


     On August 27, 1997, the Company issued 250,000 shares of its common stock to an unaffiliated investor for $0.192 per share, for a total consideration of $48,000. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.


     On October 23, 1997, the Company issued 31,100 shares of its common stock to satisfy debt owed a non-affiliated vendor of $11,247. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.


     On November 7, 1997, the Company issued 130,000 shares of its common stock for $0.2577 per share to a non-affiliated investor for a total consideration of $33,500. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.


     On November 11, 1997, the Company issued 344,000 shares of its common stock for net consideration of $66,327 to a non-affiliated investor. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.

     On December 1, 1997, the Company issued 143,000 shares of its common stock to a non-affiliated investor for a promissory note of $40,000. The note has subsequently been extended and remains unpaid. The Company has received 60,000 shares of Oxford Knight International, Inc. (OTCBB: "OKTI"), without restriction, as a "fee" for extending the note. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.



     On February 4, 1998, the Company issued 172,200 shares of its common stock to a non-affiliated management consulting firm for expenses and fees valued at $29,123. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.

     On February 13, 1998, the Company issued 50,000 shares of its common stock as severance pay to an employee. This was valued at $7,500. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.

     On February 13, 1998, the Company entered into a contractual relationship with a non-affiliated investor relation firm. Developmental, start-up and renewal fees were compensated for by the issuance of a cumulative total of 200,000 shares of the Company's common stock valued at $29,375 issued: 125,000 shares on February 3, 1998; 25,000 shares issued July 13, 1998; and 50,000 shares issued July 29, 1998. Additionally, the Company issued warrants for:
100,000  shares  at $0.16  for 180  days;  200,000  shares at $0.20 for 60 days;
200,000  shares at $0.225  for 180 days;  200,000  shares at $0.30 for 180 days;
115,000 shares at $0.35 for 180 days and 200,000 shares at $0.50 for one year. The warrants and securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D.

     On March 19, 1998, the non-affiliated investor relations firm exercised 70,000 shares of their 200,000, $0.20 warrant. The Company received $14,000 and issued 70,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On April 1, 1998, the non-affiliated investor relations firm exercised the balance of their $0.20 warrant, 130,000 shares. The Company received $26,000 and issued 130,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On June 23, 1998, the non-affiliated investor relations firm exercised their $0.16 warrant for 100,000 shares. The Company received $16,000 and issued 100,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On July 2, 1998, the non-affiliated investor relations firm exercised 100,000 shares of their 200,000, $0.225 warrant. The Company received $22,500 and issued 100,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On July 13, 1998, the non-affiliated investor relations firm exercised the balance of 100,000 shares of their 200,000, $0.225 warrant. The Company received $22,500 and issued 100,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On July 23, 1998, the non-affiliated investor relations firm exercised 100,000 shares of their 200,000, $0.30 warrant. The Company received $30,000 and issued 100,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On July 27, 1998, the non-affiliated investor relations firm exercised the balance of 100,000 shares of their 200,000, $0.30 warrant. The Company received $30,000 and issued 100,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On July 31, 1998, the non-affiliated investor relations firm exercised 115,000 shares of their 115,000, $0.35 warrant. The Company received $40,000 and issued 115,000 shares of common stock. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.


     On July 31, 1998, the Company entered into a long-term agreement for the provision of management consulting and investor relations services to the Company. For said services, the Company issued 300,000 shares of its common stock, valued at $45,000. Additionally, the Company issued the following options to purchase the Company's common stock: 37,500 shares at $0.40; 100,000 shares at $0.80 and 100,000 shares at $1.20. All of the stated options expire July 31, 2001. The securities and options were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.


     On August 2, 1998, the Company issued a cumulative total of 180,000 shares of its common stock pro rated among the members of the Board of Director of Banyan Corporation and its wholly owned subsidiary, DoubleCase Corporation, for their services rendered through 1998. Said shares were valued at $0.20 per share, for a total considoration of $36,000. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.

     Also on August 2, 1998, the Company issued a cumulative total of 45,070 shares of its common stock to three employees as severance. This transaction was valued at $4,654. Of the securities were offered, 21,070 were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering. The balance of this transaction, 24,000 shares, were offered exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends

     On August 22, 1998, the Company mistakenly issued 205,000 shares of its common stock in exchange for 1,000,000 shares of Anything Internet Corporation common stock. This exchange was to be for 200,000 shares of the Company's common stock. The Company is recovering the 5,000 shares and will retire said 5,000 shares upon their return. Using equity accounting, this transaction was valued at $106,629.00. The 1,000,000 shares the Company received from Anything, Inc. were issued without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering. Additionally, the Company issued the following options to purchase the Company's common stock: 100,000 shares at $0.50 originally expiring February 28, 1998, but extended on February 18, 1999, to expire August 31, 1999; 100,000 shares at $1.00, expiring on August 31, 1999; and 100,000 shares at $2.00 expiring August 31, 2000. This transaction was exempt from registration under
Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends.



     On December 4, 1998, the Company issued 200,000 shares of its common stock as a result of a warrant to purchase 200,000 at $0.50, issued February 13, 1998, was presented for exercise. Upon receipt of $100,000, the Company issued said shares. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On December 29, 1998, the Company issued 62,500 shares of its common stock as a result of an option to purchase 100,000 at $0.40, issued August 2, 1998, was presented for partial exercise. Upon receipt of $25,000, the Company issued 62,500 shares. There remains 37,500 shares to purchase the Company's common stock at $0.40 on this option. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

On January 15, 1999, the Company offered to exchange certain shares of its common stock that had been previously issued pursuant to the exercise of Rights which required the subscriber to hold said shares of common stock for a period of two years even though said shares were issued under Regulation D, 504. Said shares were offered to be exchanged for shares that had no holding period restriction. This exchange was offered to all holders of said shares. Any shareholder which participated in the exchange agreed to the terms of the exchange; one of which is that each holder would receive back 66.6% of the total number of shares submitted to the company for exchange. The exchange offer expired February 28, 1999. There were 141,985 shares presented for exchange. All 141,985 shares were cancelled and retired and 94,657 shares of the Company's common stock were issued in exchange. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering.

     On February 19, 1999, the Company issued 55,736 shares of its common stock at $0.897 per share and the proceeds from the sale of $50,000 were used for working capital. Said shares were issued to a non-affiliate. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering and an accredited investor.

     On March 26, 1999, the Company issued 150,376 shares of its common stock at $0.665 per share and the proceeds from the sale of $100,000, were used for working capital. Said shares were issued to a non-affiliate. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering and an accredited investor.

     On April 5, 1999, the Company issued 187,942 shares of its common stock at $0.665 per share and the proceeds from the sale of $125,000, were used for working capital. Said shares were issued to a non-affiliate. The securities were offered without registration under the Securities Act of 1933, as amended, and were offered in reliance upon the exemptions from registration provided by Rule 504 of Regulation D thereunder as a transaction not involving a public offering and an accredited investor.





ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company, through Article VI of its Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

FINANCIAL  STATEMENTS
- --------------------

AUDITED  FINANCIAL  STATEMENTS  FOR  THE  FISCAL  YEAR  ENDING DECEMBER 31, 1998

CONTENTS

Independent  Auditor's  Report  on
  the  Consolidated  Financial  Statements                                   37

CONSOLIDATED  FINANCIAL  STATEMENTS

Consolidated  Balance  Sheet                                                 38

Consolidated  Statement  of  Operations                                      40

Consolidated  Statement  of  Stockholders'  Deficit                          41

Consolidated  Statement  of  Cash  Flows                                     43

Notes  to  Consolidated  Financial  Statements                               44







J.  PAUL  KENOTE,  CPA,  P.C.  OPINION  LETTER  ON  OCTOBER 8, 1998 AUDIT REPORT

INDEPENDENT AUDITOR'S REPORT To the Board of Directors:

Banyan  Corporation  and  Subsidiary
Colorado  Springs,  Colorado

We have audited the accompanying consolidated balance sheet of Banyan Corporation and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banyan Corporation and subsidiary at December 31, 1997 and 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/  J.  PAUL  KENOTE,  CPA,  P.C.
Portland,  Oregon
October  8,  1998

                          INDEPENDENT AUDITOR'S REPORT


Board  of  Directors
Banyan  Corporation
Colorado  Springs,  Colorado

I have audited the accompanying consolidated balance sheet of Banyan Corporation as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated statements of operations, stockholders' equity and cash flows of Banyan Corporation for the year ended December 31, 1997 were audited by other auditors whose report dated October 8, 1998 expressed an unqualified opinion on those matters.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banyan Corporation at December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/  Ronald  R.  Chadwick,  P.C.
RONALD  R.  CHADWICK,  P.C.

Aurora,  Colorado
April  18,  1999


                 BANYAN CORPORATION

             COSOLIDATED BALANCE SHEET
                     (audited)

                 December 31, 1998

                      ASSETS


Current assets:

  Cash                                   $ 30,256
  Accounts receivable                      47,495
  Inventory                                42,956
  Prepaid expenses                          4,914

                                         ---------
                                          125,621
                                         ---------

Furniture and fixtures:
  Office furniture and equipment           11,043
  Equipment and tooling                     5,648
  Less accumulated depreciation           (16,105)
                                         ---------
                                              586
                                         ---------

Other assets:

   Trademarks and licenses, net of
   Accumulated amortization of $49,828     35,227
  Investment in Anything Internet Corp.    47,039
  Other                                     4,700
                                         ---------

                                           86,966
                                         ---------
                                         $213,173
                                         =========





                      BANYAN CORPORATION

                  CONSOLIDATED BALANCE SHEET
                          (audited)

                      December 31, 1998

            LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities:

  Accounts payable                          $    83,705
  Accrued salaries and related expenses          85,553
  Accrued interest                              222,242
  Notes payable                                 105,234

                                            ------------
                                                496,734
                                            ------------

Stockholders' equity:
  Preferred stock, Class A, no par value;
    500,000 shares authorized;
    187,190 issued and outstanding              334,906
  Common stock, Class A, no par value;
    50,000,000 shares authorized;

    9,292,699 issued and outstanding          2,922,795

  Common stock subscribed (143,000)              40,000
  Stock subscription receivable                 (40,000)


  Accumulated deficit                        (3,541,262)
                                            ------------
                                               (283,561)
                                            ------------
                                            $   213,173
                                            ============




                               BANYAN CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                    (audited)


                                 - Fiscal Years Ending -
                              December 31,       December 31,
                                  1997               1998
                              -------------     ------------

Sales                              247,773     $     206,467   $


Cost of sales                      116,152            69,006
                              -------------     ------------
Gross profit                       131,621           137,461

Selling, general and
administrative expenses            667,941           573,317

Loss from operations              (536,320)         (435,856)

Other income (expense):
  Interest expense                 (52,843)          (22,913)
  Gain on sale of assets                 -             3,449
  Equity loss in
   Anything Internet Corp.               -           (39,590)
                                 ----------         ----------

Income (loss) before
Provision for income taxes        (589,163)         (494,910)

Net loss for the period           (589,163)         (494,910)
                              =============     ============

Net income (loss) per share
(basic and fully diluted)           ($0.25)           ($0.06)
                              =============     ============
Weighted average number of
common shares outstanding        2,409,898         8,359,433



                                               BANYAN CORPORATION

                           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                                                   (audited)

                                 For The Years Ended December 31, 1997 and 1998

                          Common Stock,           Preferred Stock,        Common        Stock
                             Class A                  Class A              Stock       Subscrip
                     -----------------------  ------------------------   Subscribed      tion       Accumulated  Stock-holders'
                       Shares       Amount      Shares       Amount     Shares Amount  Received       Deficit      Equity
                     ----------  -----------  ----------  -----------   ------ ------ ----------  ------------  ----------


Balances at
December 31, 1996      246,669   $1,532,243     187,190   $   334,906                         -   ($2,411,670)  ($544,521)

Prior Period                                                                                          (25,519)    (25,519)
Adjustment

Issuance of
shares pursuant
to rights
offering             1,378,120      134,803                                                                        134,803

Issuance of stock
for services         1,854,738      197,500                                                                        197,500

Sales of common
stock                1,319,000      223,454                                                                        223,454

Conversion of
debt to equity         126,600       29,710                                                                         29,710

Cancellation of
shares due to
default under
terms of
subscription
agreement             (495,000)                                                                                          -

Common Stock
subscribed                                                            143,000  40,000   (40,000)

Net gain (loss)
for the year
ended December
31, 1997                                                                                              (589,163)   (589,163)
                     ----------  -----------  ----------  -----------              --------------  ------------  ----------
Balances as of

December 31, 1997    4,430,127   $2,117,710     187,190   $   334,906 143,000 40,000   ($40,000)  ($3,026,352)  ($573,736)







                                              BANYAN CORPORATION

                          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                  (audited)

                                For The Years Ended December 31, 1997 and 1998




Issuance of
shares pursuant
to rights
offering             2,632,802     220,805                                                                         220,805

Issuance of stock
for services           952,270     151,651                                                                         151,651

Sales of common
stock                1,077,500     326,000                                                                         326,000

Stock issued for
equity investment      200,000     106,629                                                                         106,629

Property Dividend                                                                                      (20,000)    (20,000)

Net gain (loss)
for the year
ended December
31, 1998                                                                                              (494,910)   (494,910)
                    ----------  -----------  ----------  -----------   -------  ------ ---------  ------------  ----------
Balances as of

December 31, 1998    9,292,699  $2,922,795     187,190   $   334,906   143,000  40,000 ($40,000)   ($3,541,262)  ($283,561)





                               BANYAN CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                 for the years ended
                                                                  December 31, 1997          December 31, 1998
                                                                  -----------------          -----------------

Cash Flows From Operating Activities:
     Net income (loss)                                              ($589,163)                ($494,910)


     Adjustments  to  reconcile  net income to net cash  provided  by (used for)
     operating activities:
          Depreciation and amortization                                 15,373                    15,373
          Loss on sale of fixed assets                                                               236
          Loss in Anything Internet Corporation                                                   39,590
          Proceeds from the sales of trading securities                (16,329)                   12,729
          Compensatory stock issuances                                                           151,651

Net changes in operating assets and liabilities:
          Accounts receivable                                         (39,330)                     5,486
          Inventory and prepaid expenses                                28,244                  (26,274)
          Deposits                                                                                 4,319
          Accounts payable and accrued expenses                         47,621                  (57,404)
                                                              -------------------------------------------
               Net cash provided by (used for)
               operating activities                                  (553,584)                 (349,204)


Cash Flows From Investing Activities:
      Proceeds from sales of Fixed assets                                   -                        300
                                                              -------------------------------------------
               Net cash provided by (used for)
               investing activities                                   (16,329)                      300




                                                                 for the years ended
                                                                  December 31, 1997          December 31, 1998
                                                                  -----------------          -----------------




Cash Flows From Financing Activities:
      Receipts from notes payable                                                                  5,000
      Payments on notes payable                                       (30,213)                  (76,640)
      Proceeds from issuance of common stock                           585,467                   447,239
                                                              -------------------------------------------
               Net cash provided by (used for)

               financing activities                                    555,254                   375,599


Net increase (decrease) in c ash                                         1,670                    26,695
Cash at the beginning of the period                                      1,891                     3,561
                                                              -------------------------------------------

Cash at the end of the period                                           $3,561                   $30,256
                                                              ===========================================




                               BANYAN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (audited)

                      For the year ended December 31, 1998


NOTE  1.  ORGANIZATION,  OPERATIONS  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING
POLICIES:

Banyan Corporation ("Banyan", the "Company"), was incorporated in the State of Oregon on June 13, 1978. The Company manufactures and distributes hard carrying cases for portable notebook computers and data storage devices. The Company's principal markets consist of wholesale and retail sellers of computers and related devices throughout the United States.

Principles  of  consolidation
- -----------------------------

The accompanying consolidated financial statements include the accounts of Banyan Corporation and its wholly owned subsidiary, DoubleCase Corporation. All inter-company accounts and transactions have been eliminated in consolidation.

Use  of  estimates
- ------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Income  tax
- -----------

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash  and  cash  equivalents
- ----------------------------

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Net  income  (loss)  per  share
- -------------------------------

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon conversion of the Company's preferred stock are not included in the computation if the effect of such inclusion would be anti-dilutive and would increase the earnings or decrease loss per share.

Inventory
- ---------

Inventory consists of raw materials and consigned finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property  and  equipment
- ------------------------

Property and equipment are recorded at cost and depreciated under accelerated methods over an estimated life of five to seven years.

Other  assets
- --------------

Product licenses and trademarks are recorded at cost and amortized based on the straight line method over five to ten years.

Accounts  receivable
- --------------------

The Company reviews accounts receivable periodically for collectibility and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 1998, the balance in allowance for doubtful accounts was $1,424.

Products  and  services,  geographic  areas  and  major  customers
- ------------------------------------------------------------------



     All Company sales were derived from a similar product line and were to external customers. The Company sells to domestic, Canadian and European customers, and had no one major customer accounting for over 10% of its sales. The Company's long term assets are all held domestically. Of the Company's revenues of $270,954 in 1998, approximately $38,750 (14.3%) were from international sales , and $232,204 (85.7%) from domestic sales.



Revenue  Recognition
- --------------------

Revenue is recognized by the Company when a product is shipped to a customer.

AICPA  Statement  of  Position  98-5
- ------------------------------------

Effective January 1, 1999, the Company has adopted the AICPA Statement of Position ("SOP") 98-5, which requires non-governmental entities to expense startup costs as incurred. The adoption by the Company of SOP 98-5 is not expected to have a material impact on the Company's financial statements.


Financial  Instruments
--------- -----------

The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and long term debt, as reported in the accompanying balance sheet, approximates fair value.



NOTE  2.  EQUITY  INVESTMENT




On August 22, 1998 Banyan Corporation purchased 1,000,000 common shares of Anything Internet Corporation, a marketer of wholesale and retail products over the Internet, in exchange for 200,000 common shares of Banyan. The purchase represented 35.7% of the outstanding common stock of Anything Internet Corporation, and was recorded by Banyan at $106,629. After distributing $20,000 of its Anything Internet Corporation common stock as a property dividend, Banyan's net equity in the investment was $49,485, resulting in a differential between cost and equity of $37,144. This difference is amortized over a five year period on a straight line basis, with accumulated amortization netted against the Company's investment balance. At December 31, 1998, Anything Internet Corporation had 200,000 common stock purchase warrants outstanding which, if exercised by the holders, would reduce Banyan's common stock ownership in Anything Internet Corporation to approximately 24%. As of December 31, 1998, Banyan owned 26% of the outstanding common stock of Anything Internet Corporation, and accounts for its investment under the equity method.

Sales, gross profit, net income (loss) from continuing operations, and net income (loss) of Anything InternetCorporation for the year ended December 31,
1998 are shown below.


Anything Internet Corporation
(For the year ended December 31, 1998)
--------------------------------------


Sales                    $2,303,692
Gross Profit             $   98,937
Net income (loss) from
continuing operarion     $( 265,311)
Net income (loss)        $( 265,311)




A pro forma statement of operations for the year ended December 31, 1998, showing the results of operations of Banyan Corporation and ANything Internet
Corporation as combined for the year can be found on page F-18. The adjustment of ($29,056) on the pro forma combined statement of operations represents the activity of Anything Internet Corporation from January 1, 1998 to August 21,
1998, the period prior to the acquisition by Banyan Corporation.





NOTE  3.  LEASE  COMMITMENT

Effective May 1, 1998, DoubleCase Corporation entered into a lease agreement for office and warehouse space; the lease agreement is for a period of twelve months and can be renewed for an additional twelve months at the then current monthly rental rate plus 3%. Lease expense incurred for the years ended December 31, 1997 and 1998 was $37,766 and $33,017, respectively. The remaining minimum future rental payment, all in 1999, is $4,420.


NOTE  4.  INCOME  TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur.

At December 31, 1998 the Company had approximately $3,000,000 of unused federal net operating loss carryforwards, which begin to expire in the year 2005. A deferred tax asset has been offset by 100% valuation allowance. The Company accounts for income tax assets and liabilities as follows:



                                       December 31,    December 31,
                                           1997            1998
                                      --------------  --------------

Deferred tax liability                $           -   $           -



Deferred tax asset arising from:
    Net operating loss carryforwards      1,041,465       1,234,480
                                      --------------  --------------
                                          1,041,465       1,234,480


Valuation allowance                      (1,041,465)     (1,235,776)
                                      --------------  --------------
Net Deferred Taxes                    $           -   $           -


Income taxes at federal and state statutory rates are reconciled to the Company's actual income taxes as follows:



The income tax (benefit) consists of the following:


                                         December 31,     December 31,
                                              1997           1998
                                         --------------  --------------
Tax at federal statutory rate (34%)       ($200,315)      ($168,269)
State income tax (5%)                       (29,485)        (24,746)


Increase in valuation allowance             229,800         193,015
                                         --------------  --------------
                                          ($0)            ($194,311)

The net change in 1998 in the total valuation allowance was 193,015.





No difference exists between these amounts and amounts computed at federal and state statutory rates. The net change in 1998 in the total valuation allowance was $194,311.


NOTE  5.  NOTES  PAYABLE

At December 31, 1998, the Company had the following notes payable outstanding:



                                        Balances at
                                        December 31,
                                            1998
                                        -------------

Related party notes payable,
Unsecured, interest from 6% to 12%
per annum, maturing April 1, 2000      $       38,647


Related party note payable, Secured by all inventory,  furniture, equipment, and accounts receivable, interest at 10% per annum, maturing
April 1, 2000                                  66,587

Total notes payable                           105,234
Less current portion                             ( -)

Long term notes payable                $      105,234



The schedule of maturities by fiscal year for all notes outstanding is as follows:

       Years ending December 31,

          1999              $  -
          2000           105,234
                        --------
         Total          $105,234

The fair value of the Company's long-term notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturity. At December 31, 1998, the fair value of the notes payable approximated the amount recorded in the financial statements.

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 6. STOCKHOLDER'S EQUITY

Common Stock
------------

The Company as of December 31, 1997 and 1998 had 50,000,000 shares of authorized Class A common stock, no par value, with 4,573,127 and 9,292,699 shares issued and outstanding respectively.


Preferred Stock
---------------

The Company as of December 31, 1997 and 1998 had 50,000,000 shares of authorized Class A preferred stock, no par value, with 187,190 shares issued and outstanding at each date. The Company has the right at any time, to call any or all preferred Class A shares at a price of $2.75 per share. Each Class A preferred share is convertible by the record owner into one share of the Company's Class A common stock at any time prior to redemption upon notice to the Company.


Stock Options
-------------

At December 31, 1998, the Company had stock options outstanding from stock option awards and from an incentive stock option plan, which are described below.


Non-employee stock options

The Company accounts for non-employee stock options under SFAS 123, whereby options costs are recorded based at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

In July, 1998, the Company granted stock options, exercisable immediately, to a consulting company as compensation for services, to purchase common shares of Banyan Corporation as follows:


  Amount           Price/share                Expiration date
  ------           -----------                ---------------
  37,500 shares          $ 0.40               August 1, 2001
  100,000 shares         $ 0.80               August 1, 2001
  100,000 shares         $ 1.20               August 1, 2001


     The stock options granted were issued pursuant to a consulting agreement with no stated fee amount. The Company incurred and has accrued no material compensation expense under these options.

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


Employee stock options

The Company applies APB Opinion 25 and related interpretations in accounting for employee stock options. Accordingly, no compensation cost has been recognized for its employee stock options, nor was any compensation cost charged against income under its employee stock options in 1997 or 1998. Had compensation cost for the Company's employee stock option awards and incentive stock option plan been determined based on the fair value at the grant dates for awards under the stock option grants and incentive stock option plan consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:



                                             1997                1998
                                           ---------           -------

 Net income (loss)         As reported     $( 589,163)         $(494,910)

                           Pro forma       $( 589,256)         $(494,957)

 Basic and fully diluted   As reported     $(0.25)             $(0.06)
   Earnings per share
                           Pro forma       $(0.25)             $(0.06)


In August, 1998, the Company granted stock options, exercisable immediately, to certain officers of Anything Internet Corporation and, to purchase common shares of Banyan Corporation as follows:

  Amount           Price/share                Expiration date
  ------           -----------                ---------------
  100,000 shares         $ 0.50               August 31, 1999
  100,000 shares         $ 1.00               August 31, 1999
  100,000 shares         $ 2.00               August 31, 2000

These options were issued as part of the purchase price paid by Banyan Corporation to acquire a 35.7% interest in Anything Internet Corporation.

Incentive stock option plan

As part of an overall executive compensation program, the Company has adopted a tax qualified incentive stock option plan. The plan which is set to expire September 18, 2005, unless extended by the directors, allows eligible employees to receive options to acquire Class A common stock of the Company at a price equivalent to 95% of the fair market value of the stock on the date the option is granted. Each option granted will become exercisable over a ten year period unless the optionee owns 10% or more of the stock of the Company, in which case the option is exercisable over a five year period. The ability to exercise the options vests at a rate of 20% per year. As of October 10, 1996, 105,345 shares of Class A common stock of the Company have been reserved for sale through the plan. Options to acquire 11,154 shares were outstanding (with 6,692 being exercisable) on December 31, 1998, at an exercise price of $0.05 per share.


     A summary of the status of the Company's stock options as of December 31, 1997 and December 31, 1998, and changes during the year ending on those dates is presented below:



                                          December 31, 1997               December 31, 1998
                                   ------------------------------- -------------------------------
                                                     Weighted Avg.                   Weighted Avg.
         Options                        Shares      Exercise Price      Shares      Exercise Price
         -------                   --------------  --------------- --------------  ---------------

Outstanding at beginning of period         11,154  $          0.05         11,154  $          0.05
Granted                                            $                      537,500  $          1.05
Exercised                                       -                -              -                -
Forfeited                                       -                -              -                -

                                   --------------  --------------- --------------  ---------------
Outstanding at end of period                11,154  $                     548,654  $          1.05
                                   --------------  --------------- --------------  ---------------

Options exercisable at period end           4,461                         544,192

Weighted average fair value of
  options granted during the
  period                                                           $         0.0038


The following table summarizes information about stock options outstanding at December 31, 1997.



                       Options Outstanding                   Options Exercisable
                       -------------------               ---------------------------
                            Weighted
                              Avg.
Range of       Number      Remaining       Weighted        Number     Weighted Avg.
Exercise     Outstanding  Contractual        Avg.        Exercisable     Exercise
Prices       at 12/31/97      Life      Exercise Price   at 12/31/97      Price
- -----------  -----------  ------------  ---------------  -----------  --------------

$0.05 only      11,154     45.00 months  $     0.05             4,461   $    0.05



The following table summarizes information about stock options outstanding at December 31, 1998.



                       Options Outstanding                   Options Exercisable
                       -------------------               ---------------------------
                            Weighted
                              Avg.
Range of       Number      Remaining       Weighted        Number     Weighted Avg.
Exercise     Outstanding  Contractual        Avg.        Exercisable     Exercise
Prices       at 12/31/98      Life      Exercise Price   at 12/31/98      Price
- -----------  -----------  ------------  ---------------  -----------  --------------

$0.05-$2.00      548,654  19.54 months  $          1.05      544,192  $         1.04


Stock  rights  offering
- -----------------------

On November 15, 1996, the board of directors approved a rights offering to shareholders of record on December 6, 1996. Each right allowed a shareholder to acquire two shares of common stock for $0.125 per share. The terms of the offering provided that the number of shares issuable upon exercise as well as the exercise price would not be adjusted for any post offering stock splits or any other change in the overall capitalization of the Company. The rights were offered for $0.01 per right. Of the 2,449,609 rights that were issued, 2,005,401 were exercised and exchanged for 4,010,802 new shares of Class A common stock, including 1,378,000 shares in 1997 and 2,632,802 shares in 1998.


NOTE  7.  CONTINGENCIES

An officer of the Company is currently under indictment in U.S. District Court, Southern District of New York for certain alleged securities violations occurring in 1996. No allegations have been made against the Company. The eventual effect of these proceedings, if any, on the Company's business undertaking is unknown at the present time.

NOTE 8. RESTATEMENT

During 1999 an error was discovered in which certain research and development costs which should have been expensed in 1996, were instead capitalized in the same year. This error was corrected in 1999 by restating the opening 1997 accumulated defecit. The effect of the error understated losses in the aggregate by $25,519 in 1996. The 1997 and 1998 net income did not change. The net restatement increase to accumulated defecit was $25,519.




                     BANYAN CORPORATION (and Subsidiary) and
                         ANYTHING INTERNET CORPORATION
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      For The Year Ended December 31, 1998



                               Banyan             Adjustments         End
                               Corporation                          Balance
                              ------------       ------------    ------------

Sales                        $     206,467      $           -   $     206,467


Cost of sales                       69,006                             69,006
                              ------------       ------------    ------------
Gross margin                       137,461                            137,461

Research & Development                   -                  -               -

Selling, general and
administrative expenses            576,639                            576,639

Loss from operations              (439,178)                          (439,178)

Other income (expense):
  Interest expense                 (22,913)                           (22,913)
  Gain on sale of assets             3,449                              3,449
  Equity loss in
   Anything Internet Corp.         (39,590)          (29,056)         (68,646)
                                  ----------         ----------      ----------

Income (loss) before
Provision for income taxes        (498,232)          (29,056)        (527,288)

Provision for income tax                 -                  -               -
                                   --------           --------        --------

Net loss for the period           (498,232)          (29,056)        (527,288)
                               ============       ============    ============

Net income (loss) per share
(basic and fully diluted)           ($0.06)
                               ============
Weighted average number of
common shares outstanding        8,359,433




NOTE 9. OPERATIONS IN GEOGRAPHIC AREAS

In   1998,   approximately   14.3%  of   revenues   ($29,509)   were   generated
internationally,  and  approximately  85.7%  ($176,958)  domestically.  In  1997 domestic sales  represented  86.7% ($214,770) of total sales, and  international sales approximately 13.3% ($33,003).



J. Paul Kenoti
Certified Public Accountant, P.C.
1618 S.W. First Avenue
Suite 215
Portland, Oregon   97201
(503) 241 - 2977
Fax (503) 224 - 9049
Message (503) 248 - 7849
                          INDEPENDENT AUDITOR'S REPORT


To  the  Board  of  Directors
Anything, Inc.
Colorado  Springs,  Colorado

We have audited the accompanying balance sheet of Anything Inc. as of June 30, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from August 15, 1997 to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anything, Inc. at June 30, 1998 and the results of their operations and its cash flows for the period beginning August 15, 1997 to June 30, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is attempting to establish itself as a player in a very competitive market. It also has a substantial need for cash to finance its development stage and ongoing activities. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 6. The accompanying financial statements do not include any adjustments relating to the recover ability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



/s/  J.  Paul  Kenote
- ----------------------------------
     J.  PAUL  KENOTE,  CPA,  P.C.
     Portland,  Oregon

December  21,  1998



                                 ANYTHING, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                  June 30, 1998

                   ASSETS


Current assets:

  Cash                                     $42,114
  Accounts receivable, trade                14,591
                                           -------
                                            56,705
                                           -------

Furniture and fixtures:
  Office furniture and equipment            14,461
  Less accumulated depreciation              2,892
                                           -------
                                            11,569
                                           -------

Other assets:
  Software development costs, net of
   Accumulated amortization of $4,088       21,984
  Deferred tax benefit, net of valuation
   Allowance of $7,321 (Note 5)                  -
  Deposits                                   1,380
                                           -------
                                            23,364
                                           -------

                                           $91,638
                                           =======



                                      F-2





                                 ANYTHING, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                  June 30, 1998

          LIABILITIES AND STOCKHOLDERS' EQUITY




Current liabilities:
  Notes payable (Note 2)                                 $ 25,500
  Note payable - line of credit (Note 3)                   32,038
  Accounts payable, trade                                  17,441
  Accrued expenses                                          5,221
                                                         ---------
                                                           80,200
                                                         ---------

Commitment (Note 4)

Stockholders' equity:
  Common stock, no par value, 1,000,000 shares
   Authorized; 5,800 issued and outstanding                36,200
  Deficit accumulated during development stage (Note 6)   (24,762)
                                                         ---------
                                                           11,438
                                                         ---------
                                                         $ 91,638
                                                         =========



                                      F-3



                                 ANYTHING, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

              For the Period From August 15, 1997 to June 30, 1998



Sales                                          $ 657,988


Cost of sales                                    613,322
                                               ----------
Gross margin                                      44,666

Selling, general and administrative expenses      69,428
                                               ----------

Excess of expenditures over revenues before
 income tax benefit                              (24,762)

Income tax benefit (Note 5)                            -
                                               ----------
Net loss for the period                         ($24,762)
                                               ==========




                                 ANYTHING, INC.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

              For the Period From August 15, 1997 to June 30, 1998

                             Common Stock Issued
                            ---------------------    Retained     Total
                             Number      Amount      Deficit      Equity
                            ---------  ----------  -----------  -----------

Balance at August 15, 1997          -  $        -  $        -   $        -


Sales of common stock           5,800      36,200           -       36,200

Net loss for the period                               (24,762)     (24,762)
                            ---------  ----------  -----------  -----------
Balance at June 30, 1998        5,800  $   36,200    ($24,762)  $   11,438
                            =========   =========  ===========  ===========



                                      F-4



                                 ANYTHING, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

              For the Period From August 15, 1997 to June 30, 1998



Cash flows from operating activities:

  Net operating deficit                                     ($24,762)
  Adjustments to reconcile net income to
   net cash provided by operating activities:
      Depreciation  and  amortization  expense  6,980 Net  changes in  operating assets and liabilities:
         Accounts receivable                                 (14,591)
         Deposits                                             (1,380)
         Accounts payable and accrued expenses                22,662
                                                           ----------
  Net cash used by operations                                (11,091)
                                                           ----------

Cash flows from investment activities:
  Acquisition of office equipment                            (14,461)
  Software development costs incurred                        (26,072)
                                                           ----------
  Net cash used by investment activities                     (40,533)
                                                           ----------

Cash flows from financing activities:
  Proceeds from borrowing                                     57,538
  Sale of stock                                               36,200
                                                           ----------
  Net cash provided by financing activities                   93,738
                                                           ----------

Net cash increase                                             42,114

Cash at beginning of the period                                    -
                                                           ----------
Cash at end of the period                                  $  42,114
                                                           ==========

Supplemental schedule of non-cash financing transactions:

  Issuance of 830 shares of common stock for software
   development services                                    $  16,600
                                                           ==========



                                      F-5


                                 ANYTHING, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                  June 30, 1998


NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES AND LINE OF BUSINESS:

Line  of  business:

Anything, Inc. was organized on August 15, 1997 as a Colorado corporation to market and distribute computers and related accessory products by using the Internet as the exclusive distribution channel.

Use  of  estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE  2  -  NOTES  PAYABLE:

Notes payable consist of the following:

Note  payable  to  a  former  shareholder  of  the  Company
in exchange for the redemption  of  his stock.  The note is
to be paid in four unequal  installments,  is  non-interest
bearing  and  is  personally  guaranteed  by  the principal
shareholder  of  the  Company.                                      $15,000

Note payable to the parents of the principal shareholder of
the company, bearing interest  at  8%  per annum and due on
or before December 31, 1998.  The note is unsecured.                 10,500
                                                                    -------
                                                                    $25,500
                                                                    =======

NOTE  3  -  LINE  OF  CREDIT

To help finance the cost of inventory, Nations Credit Distribution Finance, Inc. has extended the Company, a credit line not to exceed $35,000. The interest rate applicable to each transaction will depending upon the vendor and the timeliness of repayment and will range from 0% to 18%. The credit line is unsecured.

NOTE  4  -  OBLIGATION  UNDER  LEASE  COMMITMENT:

The company leases approximately 2,000 square feet of office space under a non-cancelable lease agreement expiring May 31, 1999. The lease can be extended based on terms and conditions to be established at that time. The lease payment in comprised of a scheduled monthly base payment plus personal property taxes, insurance and utilities.

Future minimum annual lease payments are as follows:



Years Ending
June 30,       Amount
--------       ------

1999          $ 14,080
               -------
              $ 14,080
               =======


Lease expense incurred for the period from August 15, 1997 to June 30, 1998 was $4,244.

NOTE  5  -  DEFERRED  INCOME  TAXES

The provision(benefit) for income taxes is based on transactions included in the determination of pre-tax accounting income or loss, including appropriate provision (benefit) for deferred income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The net deferred tax assets in the accompanying financial statements at June 30, 1998 consist of the following:

                                      F-7
                                      60

Deferred tax assets arising from:




Net operating loss carryforward                       $  7,321
Valuation allowance for deferred tax assets             (7,321)
                                                       -------
Net deferred tax assets                               $      -

The components of the benefit for income taxes for the period from August 15, 1997 to June 30, 1998 are as follows:

Federal
   Current                                            $      -
   Deferred                                              6,382
                                                        ------
                                                      $  6,382
                                                        ======

State and local:
   Current                                            $      -
   Deferred                                                939
                                                        ------
                                                      $    939
                                                        ======



As of June 30, 1998, the Company had net operating loss carryovers of $18,721 available to offset future taxable income, if any. The ownership changes that have occurred to date do not operate to limit the utilization of these net operating loss carryovers in future years. In the event of ownership changes aggregating fifty percent or more in any three-year period, the amount of loss carryover that becomes available for utilization in any year may be limited. The tax loss carryovers, if not utilized against taxable income, will expire in the year 2019.

NOTE  6  -  CONTINUED  OPERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage company as defined in Financial Accounting Standard No. 7, Accounting and Reporting by Development Stage Enterprises (FAS-7). It is devoting substantially all of its effort to raise capital, developing markets and training personnel in order to generate significant operations. It is not certain that the Company will be able to obtain the financing required to fund the planned operations or retain sufficient management expertise to continue its planned business operations. These factors raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

UNAUDITED  6-MONTHS  INTERIM  FINANCIAL  STATEMENTS  ENDING  JUNE 30,  1999




                               BANYAN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                     for the six months ended June 30, 1999

                                             as of                       as of
                                         June 30, 1999              March 31, 1999
                                         -------------              --------------

ASSETS

 Current assets




  Cash and marketable securities          $16,838                     $14,409

  Accounts receivable                      68,371                      60,821
  Inventory                                44,127                      43,775
  Prepaid expenses                          7,261                       4,914
                       -------------------------------------------------------
                                          136,597                     123,919



 Fixed Assets
  Furniture and fixtures                   11,921                      11,921
  Equipment and tooling                     7,594                       5,648
                       -------------------------------------------------------
                                           19,515                      17,569

 Less: Accumulated depreciation            16,485                      16,295
                       -------------------------------------------------------
                                            3,030                       1,274

 Other assets
  Trademarks and licenses,
  net of accumulated                       29,365                      32,296
  amortization of $55,690 and $52,759,
  respectively

Investment in Anything
  Internet Corporation                     36,948                      13,539
  Other                                     4,700                       4,700
                       -------------------------------------------------------
                       -------------------------------------------------------
                                           71,013                      50,535
                       -------------------------------------------------------



                                         $210,640                    $175,728
                       =======================================================


LIABILITIES AND  STOCKHOLDERS' DEFICIT

 Current liabilities
  Accounts payable                        $86,311                     $82,621
  Accrued salaries and related expenses    38,076                      88,992
  Accrued interest                        227,847                     225,031
                       -------------------------------------------------------
                                          352,234                     396,644
  Notes payable                           105,234                     105,234
                       -------------------------------------------------------
                                          457,468                     501,878

 Stockholders' deficit
 Preferred stock, Class A: no par value;
 500,000 shares authorized;
 187,190 issued and
 outstanding;
 callable at $2.75 per share
 and convertible                          334,906                     334,906
 Common stock, Class A: no par value;
 50,000,000 shares authorized;
 9,691,804 and 9,301,107
 issued and outstanding, respectively   3,202,597                   2,972,795
 Common stock subscribed
 (334,299 and 349,112                     167,233                     190,000
 shares, respectively)
 Stock subscription receivable           (167,233)                   (190,000)
 Accumulated deficit                   (3,784,331)                 (3,633,851)
                        -------------------------------------------------------
                        -------------------------------------------------------
                                         (246,828)                   (326,150)
                        -------------------------------------------------------

                                         $210,640                    $175,728
                        =======================================================



                               BANYAN CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                    UNAUDITED
                     for the six months ended June 30, 1999




                               Common Stock              Preferred Stock         Stock         Common Stock
                               Class A                   Class A                 Subscription  Subscribed             Accumulated
                               Shares           Amount   Shares      Amount      Receivable    Shares      Amount      Deficit


Balances at December 31, 1998  9,292,699     $2,922,795   187,190    $334,906    ($40,000)    143,000     $40,000     ($3,541,262)


Sales of common stock            446,433        279,802
Common stock subscribed                                                          -127,233     191,299     127,233
    (334,299 shares)
Common stock shares cancelled    -47,328
Net gain (loss) for the year
   ended June 30, 1999                                                                                                   -243,069

Balances at June 30, 1999      9,691,804     $3,202,597   187,190    $334,906   ($167,233)    334,299    $167,233     ($3,784,331)






                               BANYAN CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                    UNAUDITED


                                                         for the three                             for the six
                                                          months ended                             months ended

                                             June 30, 1999       June 30, 1998       June 30, 1999       June 30, 1998
                                             -------------       -------------       -------------       -------------


Sales, net                                   $33,304              $41,869              $64,341            $100,355


Cost of sales                                 11,487               26,763               24,930              78,172
                                            ---------------------------------------------------------------------------

Gross margin                                  21,817               15,106               39,411              22,183

Selling, general and administrative expenses 121,612               74,647              195,498             170,831
                                            ---------------------------------------------------------------------------

Loss from operations                         (99,795)             (59,541)            (156,087)           (148,648)

Other income (expense)
Interest expense                              (2,808)              (4,783)              (5,605)            (16,509)

(Loss) on sale of assets                                                                                      (236)

Equity loss of Anything Internet Corporation (47,877)                                  (81,377)
                                             ----------                                ---------

Income (loss) before provision
for income taxes                            (150,480)             (64,324)            (243,069)           (165,393)

Provision for income taxes                         -                    -                    -                   -
                                            -----------------------------------------------------------------------

Net income (loss)                          ($150,480)            ($64,324)            ($243,069)         ($165,393)
                                           ========================================================================

Net income (loss) per share
(Basic and fully diluted)                     ($0.02)              ($0.01)               ($0.03)            ($0.03)
                                           ========================================================================

Weighted average number of
common shares outstanding                   9,496,455           7,735,129             9,428,537          6,590,128
                                           ========================================================================




                               BANYAN CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                    unaudited


                                                          for the three months ended                for the six months ended
                                                        June 30, 1999    June 30, 1998          June 30, 1999     June 30,1998
                                                        -------------    -------------          -------------     ------------
Cash Flows From Operating Activities:
     Net income (loss)                                   ($150,480)        ($64,324)             ($243,069)       ($165,393)

     Adjustments  to  reconcile  net income to net cash  provided  by (used for)
     operating activities:
          Depreciation and amortization                       6,835            3,231                  9,956            6,462
          Loss in Anything Internet Corporation              47,877                                  81,377
          Loss on sale of assets                                                                                         236
          Proceeds from sales of trading securities                           16,329                                  16,329
          Accounts receivable                               (7,550)           22,147               (20,876)           21,763
          Inventory and prepaid expenses                    (2,700)          (9,025)                (3,519)          (4,894)
          Accounts payable and accrued expenses            (44,409)         (20,953)               (39,265)          (4,169)
                                                        -------------    -------------          -------------     ------------

               Net cash provided by (used for)

               operating activities                       (150,427)         (52,595)              (215,396)        (129,666)

Cash Flows From Investing Activities:
     Proceeds from sales of fixed assets                                                                                 300
     Purchase of fixed assets                               (1,946)                                 (2,824)
     Increase in investment in Anything Internet
       Corporation                                         (75,000)           10,000               (75,000)
                                                        -------------    -------------          -------------     ------------
               Net cash provided by (used for)
               investing activities                        (76,946)           10,000               (77,824)              300

Cash Flows From Financing Activities:

      Proceeds from issuance of common stock                229,802           16,000                279,802          291,678
      Payments of notes payable                                                3,032                               (160,051)

                                                        -------------    -------------          -------------     ------------

               Net cash provided by (used for)
               financing activities                         229,802           19,032                279,802          131,627



Net Increase (Decrease) In Cash                               2,429         (23,563)               (13,418)            2,261
Cash At The Beginning Of The Period                          14,409           29,385                 30,256            3,561
                                                        -------------    -------------          -------------     ------------

Cash At The End Of The Period                               $16,838           $5,822                $16,838           $5,822
                                                        =============    =============          =============     ============


Schedule Of Non-Cash Investing And Financing Activities

No non-cash investing and financing activities occurred during the first quarter of 1999 and 2000.

Supplemental Disclosure

Cash paid in second quarter of 1998 and 1999 for interest and income taxes:
      None














                               BANYAN CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION:

     The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein. The results of operations for such interim periods are note necessarily indicative of operations for a full year.

NOTE 2. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Banyan Corporation ("Banyan", the "Company"), was incorporated in the State of Oregon on June 13, 1978. The Company manufactures and distributes hard carrying cases for portable notebook computers and data storage devices. The Company's principal markets consist of wholesale and retail sellers of computers and related devices throughout the United States.

 Unaudited financial statements

     The financial statements for the period ending June 30, 1999 and the accompanying footnotes have not been audited. Adjustments have been made that, in the opinion of managemnt , are necessary in order to make these financial statements not misleading.

 Principles of consolidation

     The accompanying consolidated financial statements include the accounts of Banyan Corporation and its wholly owned subsidiary, DoubleCase Corporation. All intercompany accounts and transactions have been eliminated in consolidation.

 Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Income tax


     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- Continued

NOTE 2. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

 Cash and cash equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

 Net income (loss) per share

     The net income  (loss) per share is  computed  by  dividing  the net income
(loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon conversion of the Company's preferred stock are not included in the computation if the effect of such inclusion would be anti-dilutive and would increase the earnings or decrease loss per share.

 Inventory

     Inventory   consists  of  raw  materials  and  consigned   finished  goods.
Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

 Property and equipment

     Property  and  equipment  are  recorded  at  cost  and  depreciated   under
accelerated methods over an estimated life of five to seven years.

 Other assets

     Product licenses and trademarks are recorded at cost and amortized based on the straight line method over five to ten years.

 Accounts receivable

     The Company reviews accounts receivable periodically for collectibility and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of June 30, 1999 the balance in allowance for doubtful accounts was $1,424.

 Products and services, geographic areas, and major customers


     All Company sales were derived from a similar product line and were to external customers. The Company sells to domestic, Canadian and European customers, and had no one major customer accounting for over 10% of its sales. The Company's long term assets are all held domestically. Of the Company's revenues of $64,341 for the six months ended June 30, 1999, approximately $6,498 (10.1%) were from international sales , and $57,843 (89.9%) from domestic sales.



 Revenue recognition

     The Company recognizes revenue when a product is shipped to a customer.

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 2. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

  AICPA Statement of Position 98-5

     Effective January 1, 1999 the Company has adopted the AICPA Statement of Position ("SOP") 98-5, which requires nongovernmental entities to expense startup costs as incurred. The adoption by the Company of SOP 98-5 is not expected to have a material impact on the Company's financial statements.

  Financial instruments

     The carrying value of the Company's financial instruments, including cash and cash equivalents. Accounts receivable, accounts payable, and long term debt, as reported in the accompanying balance sheet, approximates fair market value.

  NOTE 3. EQUITY INVESTMENT


On August 22, 1998 Banyan Corporation purchased 1,000,000 common shares of Anything Internet Corporation, a marketer of wholesale and retail products over the Internet, in exchange for 200,000 common shares of Banyan. The purchase represented 35.7% of the outstanding common stock of Anything Internet Corporation, and was recorded by Banyan at cost of $106,629. After distributing $20,000 of its Anything Internet Corporation common stock as a property dividend, Banyan's net equity in the investment was $49,485, resulting in a differential between cost and equity of $37,144. This difference is amortized over a five year period on a straight line basis, with accumulated amortization netted against the Company's investment balance. At December 31, 1998, Anything Internet Corporation had 200,000 common stock purchase warrants outstanding which, if exercised by the holders, would reduce Banyan's common stock ownership in Anything Internet Corporation to approximately 24%. As of December 31, 1998, Banyan owned 26% of the outstanding common stock of Anything Internet Corporation, and accounts for its investment under the equity method.



  NOTE 4. LEASE COMMITMENT

     Effective May 1, 1998, DoubleCase Corporation entered into a lease agreement for office and warehouse space; the lease agreement is for a period of twelve months and can be renewed for an additional twelve months at the then current monthly rental rate plus 3%. Lease expense incurred for the year ended December 31, 1998 and the six months ended June 30, 1999 was $33,017 and $6,696 respectively.

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

  NOTE 5. INCOME TAXES

     Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur.

     At December 31, 1998 the Company had approximately $3,000,000 of unused federal net operating loss carryforwards, which begin to expire in the year 2005. A deferred tax asset has been offset by a 100% valuation allowance. The Company accounts for income taxes pursuant to SFAS 109. The components of the Company's deferred tax assets and liabilities are as follows:


                                        June 30,             December 31,
                                         1999                1998
                                        --------             ------------

Deferred tax liability                 $     -               $     -

Deferred tax asset arising from:


Net operating loss carryforwards     1,330,572             1,235,776
                                     ---------             ---------
                                     1,330,572             1,235,776

Valuation allowance                 (1,330,572)           (1,235,776)

Net Deferred Taxes                  $        -             $       -


  Income taxes at Federal and state statutory rates are reconciled to the Company's actual income tax as follows:


                              Six months            Year ended
                              ended  June 30,       December 31,
                              1999                  1998
                              ---------------       ------------


         Tax at Federal  (34%)    (82,643)          (168,269)
         Statutory Rate
          State income tax (5%)   (12,153)          ( 24,746)
                                   94,796            193,015
         Increase in valuation    -------           ---------
         allowance               $      -        $          -




  The net change in the six months, 1999 in the total valuation allowance was $94,796.

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 6. NOTES PAYABLE

     At June 30, 1999 the Company had the following notes payable outstanding:

Related party notes payable,
unsecured, interest from 6% to 12% per annum,
maturing April 1, 2000                            $    38,647

Related party note payable, secured by all inventory, furniture, equipment, and accounts receivable, interest at 10% per annum, maturing April 1, 2000 66,587
                                                     ------------

Total notes payable                                   105,234

Less current portion                                  (     -)
                                                     ------------

Long term notes payable                            $  105,234

The schedule of maturities by fiscal year for all notes outstanding is as follows

   Years ending December 31,

            1999             $      -
            2000                105,234
                             ----------
             Total            $105,234


The fair value of the Company's long term notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturity. At June 30, 1999, the fair value of the notes payable approximated the amount recorded in the financial statements.

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

 NOTE 7. STOCKHOLDERS' EQUITY

 Common stock

     The Company as of June 30, 1999 and December 31, 1998 had 50,000,000 shares of authorized Class A common stock, no par value, with 9,691,804 and 9,292,699 shares issued and outstanding respectively.

 Preferred stock

     The Company as of June 30, 1999 and December 31, 1998 had 500,000 shares of authorized Class A preferred stock, no par value, with 187,190 shares issued and outstanding at each date. The Company has the right at any time, to call any or all preferred Class A shares at a price of $2.75 per share. Each Class A preferred share is convertible by the record owner into one share of the Company's Class A common stock at any time prior to redemption upon notice to the Company.

 Stock options


     At June 30, 1999, the Company had stock options outstanding from stock option awards and from an incentive stock option plan, which are described below

Non-employee stock options

     The Company accounts for non-employee stock options under SFAS 123, whereby options costs are recorded based at the fair value of the consideration received or the fair value of the equity instruments issued whichever is more reliably measurable.

     In July, 1998, the Company granted stock options, exercisable immediately, to a consulting company as compensation for services, to purchase common shares of Banyan Corporation as follows:

Amount           Price/share                Expiration date
------           -----------                ---------------
37,500 shares          $ 0.40               August 1, 2001
100,000 shares         $ 0.80               August 1, 2001
100,000 shares         $ 1.20               August 1, 2001

     The stock options were issued pursuant to a consulting agreement with no stated fee amount. The Company incurred and has accrued no material compensation expense under these options.


Employee stock options

The Company applies APB Opinion 25 and related interpretations in accounting for employee stock options. Accordingly, no compensation cost has been recognized for its employee stock options, nor was any compensation cost charged against income under its employee stock options in 1997 or 1998. Had compensation cost for the Company's employee stock option awards and incentive stock option plan been determined based on the fair value at the grant dates for awards under the stock option grants and incentive stock option plan consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated below:
                                   For the Six
                                                             Months ending
                                             1998            June 30,  1998
                                           ---------           -------

 Net income (loss)         As reported     $(494,910)         $(243,069)

                           Pro forma       $(497,023)         $(243,069)

 Basic and fully diluted   As reported     $   (0.06)             (0.03)
   Earnings per share
                           Pro forma       $   (0.06)             (0.03)

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 7. STOCKHOLDERS'EQUITY (Continued)

     In  August,   1998,  the  Company   granted  stock   options,   exercisable
immediately, to certain officers of Anything Internet Corporation and to to purchase common shares of Banyan Corporation as follows:

  Amount           Price/share                Expiration date
  ------           -----------                ---------------

  100,000 shares         $ 0.50               August 31, 2000(1)
  100,000 shares         $ 1.00               August 31, 2000(1)
  100,000 shares         $ 2.00               August 31, 2001(1)

These options were issued as part of the purchase price paid by Banyan Corporation to acquire a 35.7% interest in Anything Internet Corporation


Incentive stock option plan

     As part of an overall executive compensation program, the Company has adopted a tax qualified incentive stock option plan. The plan which is set to expire September 18, 2005 unless extended by the directors, allows eligible employees to receive options to acquire Class A common stock of the Company at a price equivalent to 95% of the fair market value of the stock on the date the option is granted. Each option granted will become exercisable over a ten year period unless the optionee owns 10% or more of the stock of the Company, in which case the option is exercisable over a five year period. The ability to exercise the options vests at a rate of 20% per year. As of October 10, 1996, 105,345 shares of Class A common stock of the Company have been reserved for sale through the plan. Options to acquire 11,154 shares were outstanding (with 6,692 being exercisable) on June 30, 1999, at an exercise price of $0.05 per share.

     A summary of the status of the Company's stock options as of June 30, 1999, and changes during the year ending on that date is presented below:

                                                      June 30, 1999
                                                      --------------
                                  Weighted Ave
                                               Shares      Exercise Price
                                               -------     --------------
Options

Outstanding at
   beginning of period                          11,154         $ 0.05
Granted                                        537,500           1.05
Exercised                                            -              -
Forfeited                                            -              -
                                               ----------    -------------
Outstanding at
   end of period                               548,654       $ 1.05
Options exercisable at period end              544,192
Weighted average fair value of options
   granted during the
    period                                    $ 0.0038

                               BANYAN CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 7. STOCKHOLDERS'EQUITY (Continued)

               The following table summarizes information about stock options outstanding at June 30, 1999.

                  Options Outstanding                      Options Exercisable
          ---------------------------------------    --------------------------
          Number       Weighted Ave.                 Number
Range of  Outstanding  Remaining     Weighted Ave.   Exercisable   Weighted Ave
Exercise  at 6/30/99   Contractual   Exercise Price  at 6/30/99    Exercise
Price                       life                                   Price
--------  -----------  ------------  --------------  -----------  -------------
$0.05 -   548,654      19.54 months  $1.05            544,192      $ 1.04
$2.00



  Stock rights offering

     On November 15, 1996, the Board of Directors approved a rights offering to stockholders of record on December 6, 1996. Each right allowed a shareholder to acquire two shares of common stock for $0.125 per share. The terms of the offering provided that the number of shares issuable upon exercise as well as the exercise price would not be adjusted for any post offering stock splits or any other change in the overall capitalization of the Company. The rights were offered for $0.01 per right. Of the 2,449,609 rights that were issued, 2,005,401 were exercised and exchanged for 4,010,802 new shares of Class A common stock, including 1,378,000 shares in 1997 and 2,632,802 shares in 1998.

  NOTE 8. CONTINGENCIES

     An officer of the Company is currently under indictment in U.S. District Court, Southern District of New York for certain alleged securities violations occurring in 1996. No allegations have been made against the Company. The eventual effect of these proceedings, if any, on the Company's business undertakings is unknown at the present time.

PART  III
- --------

Item  1.  INDEX  TO  EXHIBITS

     The following exhibits are filed as a part of this disclosure statement:


Exhibit
Number      Description
- -------     -----------

3.1**    Articles  of  Incorporation,  filed  on  June  13,  1978
3.2*     Certificate  of  Incorporation
3.3*     Restated  Articles  of  Incorporation,  filed  on  August  25,  1981
3.4*     Amended  Articles  of  Amendment,  filed  on  February  29,  1988
3.5*     Amended  Articles  of  Amendment,  filed  December  29,  1995
3.6*     By-laws
4.1***   Incentive Stock Option Plan
10.1*    Share  Exchange  Agreement  dated  February  25,  1988.
10.2*    Share  Exchange  Agreement  dated  October  27,  1995.
10.3*    Lease  agreement  for  4740 Forge Rd., Bldg. 112, Colorado Springs, CO
         80907
10.4* Equity Exchange Agreement between Banyan Corporation and Anything, Inc. Dated August 19, 1998
16.1**   Letter  on  Change  in  Certifying  Accountants
16.2***  Letter From Prior Accountant
21.1**   List  of  subsidiaries.
23.1**   July  21,  1999  consent  letter  of  Ronald  R.  Chadwick,  P.C.
23.2** J. Paul Kenote, CPA, P.C. opinion letter on October 8, 1998 audit report
27.1* Financial Data Schedule for fiscal year ending June 30, 1998 27.2* Interim Financial Data Schedule for three-months ending March 31, 1999

* Incorporated by reference to registration statement on Form 10-SB (No. 000-26065) filed May 14, 1999.

** Incorporated by reference to registration statement on Form 10-SB (No. 000-26065) filed August 16, 1999.

*** Incorporated by reference to registration statement on Form 10-SB (No. 000-26065) filed October 27, 1999.


                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                        BANYAN  CORPORATION
                                        (Registrant)



Date:    October 29, 2000                    By:  /s/ Larry Stanley
                                            ----------------------------
                                             Larry Stanley
                                            President,  Chairman  and
                                            Chief  Executive  Officer

     In accordance with the requirements of the Securities Exchange Act of 1934, this Disclosure Statement has been signed by the following persons in the capacities and on the dates stated.



Signature                          Title                Date


/s/ Lawarance Stanley       President, Chairman and
- ----------------------    Chief Executive Officer  October 29, 2000
Lawarance Stanley

/s/ Lloyd K. Parrish Jr.
- ----------------------    Director                  October 29, 2000
Lloyd K. Parrish Jr.


/s/ Jeffrey M. Rhodes
- ----------------------    Director                  October 29, 2000
Jeffrey M. Rhodes
